EXHIBIT 99.2

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

TABLE OF CONTENTS

1.	INTRODUCTION.	1

2.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS.	3

3.	FIRST QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS.	5

4.	ARRANGEMENT AND TRANSFER OF ASSETS.	6

5.	PROPERTY SUMMARY.	7

6.	SUMMARY OF QUARTERLY RESULTS.	28

7.	DISCUSSION OF OPERATIONS.	28

8.	LIQUIDITY AND CAPITAL RESOURCES.	30

9.	COMMITMENTS AND CONTINGENCIES.	32

10.	RELATED PARTY DISCLOSURES.	32

11.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES.	33

12.	FINANCIAL INSTRUMENTS AND RELATED RISKS.	37

13.	RISKS AND UNCERTAINTIES.	38

14.	DISCLOSURE CONTROLS AND PROCEDURES.	39

15.	CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING.	40

16.	PROPOSED TRANSACTIONS.	40

17.	DISCLOSURE OF OUTSTANDING SHARE DATA.	41

18.	OFF-BALANCE SHEET ARRANGEMENTS.	41

i

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

1. INTRODUCTION

This Management’s Discussion and Analysis (this “MD&A”) of Silver Elephant Mining Corp. (formerly Prophecy Development Corp.) and its subsidiaries (the “Company” or “Silver Elephant”, or ‘ELEF”) was prepared by management as at May 16, 2022, and was reviewed, approved, and authorized for issue by the Company’s Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed interim consolidated financial statements of the Company and notes thereto for the three months ended March 31, 2022, prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board. This MD&A should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2021, which were prepared in accordance with IFRS (the “Annual Financial Statements”), and the related annual Management’s Discussion and Analysis (the “Annual MD&A”) dated March 30, 2022, as well as the Company’s Annual Report, dated March 30, 2022 (the “2021 Annual Report”), all of which are available under the Company’s SEDAR profile at www.sedar.com.

The information provided herein supplements but does not form part of the financial statements. Financial information is expressed in Canadian dollars, unless stated otherwise. All references to “$” or “dollars” in this MD&A refer to Canadian dollars. References to “US$” or “USD” in this MD&A refer to United States dollars. Readers are cautioned that this MD&A contains “forward-looking statements” and that actual events may vary from management’s expectations. Readers are encouraged to read the cautionary note contained herein regarding such forward-looking statements. Information on risks associated with investing in the Company’s securities, as well as information about mineral resources under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) are contained in the 2020 Annual Report which is available under the Company’s SEDAR profile at www.sedar.com.

Description of Business

The Company amalgamated under the laws of the Province of British Columbia, Canada. The Company’s Common Shares (the “Common Shares”, and each, a “Common Share”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF” and on the Frankfurt Stock Exchange under the symbol “1P2N” and are quoted on the OTCQX under the symbol “SILEF”.

On January 14, 2022, the Company’s share capital was consolidated on the basis of one (1) new Common Share for each ten (10) old Common Shares (the “Consolidation”). All Common Share, warrant, option and per Common Share amounts have been retroactively adjusted.

On January 14, 2022, the Company completed a strategic reorganization of Silver Elephant Mining Corp. business through a statutory plan or arrangement (the “Arrangement”). Pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis and each holder of common shares of the Company received in exchange for every 10 pre-Consolidation common shares held: (i) one post-Consolidation common share of the Company; (ii) one common share of Flying Nickel Mining Corp. (“NickelCo” or “Flying Nickel”); (iii) one common share of Nevada Vanadium Mining Corp. (“VanadiumCo” or “Nevada Vanadium”); and (iv) two common shares of Battery Metals Royalty Corp. (“RoyaltyCo” or “Battery Metals”).

Also, pursuant to the Arrangement:

i.	certain royalties presently held by ELEF in certain projects were transferred into its own entity, RoyaltyCo;

ii.	the Minago Project was spun-out into its own entity NickelCo;

iii.	the Gibellini Project was spun-out into its own entity VanadiumCo.

Silver Elephant Mining Corp. is a mineral exploration and development stage company. The Company’s principal projects are the Pulacayo Paca silver-lead-zinc property located in the Potosí Department, Antonnio Quijarro Province, Bolivia (the “Pulacayo Project”).

1

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

The Pulacayo Project comprises seven mining areas covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 kilometers east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 kilometers south-southeast of the national capital of La Paz and 150 kilometers southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita deposit, from a mining production contract (the “Pulacayo MPC”) between the Company and the Corporación Minera de Bolivia (“COMIBOL”), a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. It is comparable to a mining license in Canada or the United States. In connection with the Apuradita deposit, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the Government of Bolivia, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

Other Projects

The Company also owns or holds 100% interests in each of the following projects: (a) the El Triunfo gold-silver-lead-zinc project in Bolivia, (b) the Titan vanadium-titanium-iron project located in Ontario, Canada, (c) the Ulaan Ovoo coal project located in Selenge Province, Mongolia, and (d) the Chandgana Khavtgai and Tal coal projects, located in Khentii Province, Mongolia (collectively, the “Projects”). At this time, the Company does not consider any of the Projects to be material to the Company for the purposes of NI 43- 101.

General Corporate Information:

As of March 31, 2022, and May 16, 2022, the Company had: (i) 24,321,994 Common Shares issued and outstanding; (ii) 1,463,250 stock options, each exercisable for the purchase of one Common Share, outstanding; (iii) 1,447,814 and 1,347,564 Common Share purchase warrants, each exercisable for the purchase of one Common Share, outstanding respectively.

Transfer Agent and Registrar Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street, Vancouver, BC, Canada, V6C 3B9 Tel: +1 (604) 661-9400

Investor and Contact Information

All financial reports, news releases and corporate information can be accessed by visiting the Company’s website at: www.silverelef.com.

Investor & Media requests and queries: Email: ir@silverelef.com

Head Office and Registered Office Suite 1610 - 409 Granville Street, Vancouver, BC, Canada, V6C 1T2 Tel: +1 (604) 569-3661

Directors and Officers

As at the date of this MD&A, The Company’s directors and officers were as follows:

Directors	Officers

John Lee (Chief Executive Officer and Executive Chairman)	Ronald Espell, Vice-President, Environment and Sustainability Danniel Oosterman, Vice-President, Exploration
Greg Hall	Joaquin Merino-Marquez, Vice-President, South American Operations
Masa Igata	Irina Plavutska, Chief Financial Officer
Marc Leduc	Robert Van Drunen, Chief Operating Officer
Audit Committee	Corporate Governance and Compensation Committee

Greg Hall (Chair)	Greg Hall (Chair)
Masa Igata	Masa Igata
Marc Leduc	Marc Leduc

2

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

Qualified Persons

Danniel Oosterman, B.Sc.(Hons), P.Geo., is a “qualified person” within the meaning of NI 43-101 (a “Qualified Person”). Mr. Oosterman serves as the Company’s Vice-President, Exploration and Qualified Person. He is not considered independent of the Company given the large extent that his professional time is dedicated solely to the Company. Mr. Oosterman has reviewed and approved the technical and scientific disclosure regarding the mineral properties of the Company contained in this MD&A.

2. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A constitute “forward-looking statements” within the meaning of United States securities laws and “forward-looking information” within the meaning of Canadian securities laws and are intended to be covered by the safe harbors provided by such regulations (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). These forward-looking statements concerns matters anticipated developments in the Company’s continuing and future operations in the United States, Canada, Bolivia and Mongolia, and the adequacy of the Company’s financial resources and financial projections.

Forward-looking statements in this MD&A are frequently, but not always, identified by words such as “expects”, “anticipates”, “intends”, “believes”, “estimates”, “potentially” or similar expressions, or statements that events, conditions or results “will”, “may”, “would”, “could” or “should” occur or are “to be” achieved, and statements related to matters which are not historical facts. Information concerning management’s expectations regarding the Company’s future growth, results of operations, performance, business prospects and opportunities may also be deemed to be forward-looking statements, as such information constitutes predictions based on certain factors, estimates and assumptions subject to significant business, economic, competitive and other uncertainties and contingencies, and involve known and unknown risks which may cause the actual results, performance, or achievements to be different from future results, performance, or achievements contained in the forward- looking statements. Such forward-looking statements include but are not limited to statements regarding the Company’s planned and future exploration and/or development of the Pulacayo Project, the Gibellini Project and the Titan Project; permitting and feasibility of the Gibellini Project; the volatility of the novel coronavirus (“COVID-19”) outbreak as a global pandemic; political instability and social unrest in Bolivia and other jurisdictions where the Company operates; the Revised Pulacayo Technical Report (as defined herein), including the anticipated filing thereof; the Company’s goals regarding exploration, and development of, and production from its projects, and regarding raising capital and conducting further exploration and developments of its properties; the Company’s future business plans; the Company’s future financial and operating performance; the future price of silver, lead, zinc, vanadium and other metals; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to obtain or maintain any required permits, licenses or other necessary approvals for the exploration or development of the Company’s projects; government regulation of mineral exploration and development operations in Bolivia and other relevant jurisdictions; the Company’s reliance on key management personnel, advisors and consultants; the volatility of global financial markets; the timing and amount of estimated future operating and exploration expenditures; the costs and timing of the development of new deposits; the continuation of the Company as a going concern; the likelihood of securing project financing; the impacts of changes in the legal and regulatory environment in which the Company operates; the timing and possible outcome of any pending litigation and regulatory matters; and other information concerning possible or assumed future results of the Company’s operations, including: estimated future coal production at the Chandgana Tal, Ulaan Ovoo and Khavtgai Uul coal properties, and other information concerning possible or assumed future results of operations of the Company. Refer to Section 4 – Property Summary.

Statements relating to mineral resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral resources described exist in the quantities predicted or estimated and may be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

3

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

Forward-looking statements are not guarantees of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, the following: timely receipt of regulatory and governmental approvals (including licenses and permits) for the development, construction and production of the Company’s properties and projects; there being no significant disruptions affecting operations, whether due to labour disruptions, COVID 19 or other causes; currency exchange rates being approximately consistent with current levels; certain price assumptions for silver, lead, zinc, vanadium and other metals; prices for and availability of fuel and electricity; parts and equipment and other key supplies remaining consistent with current levels and prices; production forecasts meeting expectations; the accuracy of the Company’s current mineral resource estimates and of any metallurgical testing completed to date; labour and materials costs increasing on a basis consistent with the Company’s current expectations; any additional required financing being available on reasonable terms; market developments and trends in global supply and demand for silver, lead, zinc, nickel, vanadium and other metals meeting expectations; favourable operating conditions; political stability; access to necessary financing; stability of labour markets and in market conditions in general; and estimates of costs and expenditures to complete the Company’s programs. The Company has no assurance that any of these assumptions will prove to be correct.

Many of these assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies, and other factors that are not within the control of the Company and could thus cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking statements. Furthermore, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from those reflected in the forward-looking statements, whether expressed or implied. Such factors include, among others, the following: the Company is an exploration stage company; the cost, timing and amount of estimated future capital, operating exploration, acquisition, development and reclamation activities; the volatility of the market price of the Common Shares; judgment of management when exercising discretion in the use of proceeds from offerings of securities; sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares; potential dilution with the issuance of additional Common Shares; none of the properties in which the Company has a material interest have mineral reserves; estimates of mineral resources are based on interpretation and assumptions and are inherently imprecise; the Company has not received any material revenue or net profit to date; exploration, development and production risks; no history of profitable mineral production; actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated; foreign operations and political condition risks and uncertainties; legal and political risk; amendments to local laws; the ability to obtain, maintain or renew underlying licenses and permits; title to mineral properties; environmental risks; competitive conditions in the mineral exploration and mining business; availability of adequate infrastructure; the ability of the Company to retain its key management and employees and the impact of shortages of skilled personnel and contractors; limits of insurance coverage and uninsurable risk; reliance on third party contractors; the availability of additional financing on reasonable terms or at all; foreign exchange risk; impact of anti-corruption legislation; recent global financial conditions; changes to the Company’s dividend policy; conflicts of interest; cyber security risks; litigation and regulatory proceedings; the obligations which the Company must satisfy in order to maintain its interests in its properties; the influence of third-party stakeholders; the Company’s relationships with the communities in which it operates; human error; the speculative nature of mineral exploration and development in general, including the risk of diminishing quantities or grades of mineralization; and other risks and the factors discussed under the heading “Key Information - Risk Factors” in the 2021 Annual Report and in analogous disclosure in other disclosure documents of the Company

The foregoing list is not exhaustive and additional factors may affect any of the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those described in forward-looking statements, there may be other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended.

4

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the completion and structure of the Arrangement, the realization of the anticipated benefits deriving from the Company’s or Battery Metals Royalties’ investments, the general performance of the assets of the Company and Battery Metals Royalties, and the results of exploration, development and production activities as well as expansions projects relating to the properties of the Company and/or in which the Company and/or Battery Metals Royalties will hold a royalty, stream or other interest. Such forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties of the Company and/or in which the Company and/or Battery Metals Royalties will hold a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property of the Company and/or in which the Company and/or Battery Metals Royalties will hold a royalty, stream or other interest; the accuracy of expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended, and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the completion and structure of the Arrangement, anticipated shareholder, court and regulatory approvals, the realization of the anticipated benefits deriving by any entity from the Arrangement or from the Company’s or any SpinCo’s assets or investments, the general performance of the assets of the Company and any SpinCo, and the results of exploration, development and production activities as well as expansions projects relating to the properties of the Company and/or any SpinCo and/or in which the Company and/or any SpinCo will hold a royalty, stream or other interest. Such forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties of the Company and/or any SpinCo and/or in which the Company and/or any SpinCo will hold a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property of the Company and/or any SpinCo and/or in which the Company and/or any SpinCo will hold a royalty, stream or other interest; the accuracy of expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended, and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. Forward‐looking statements are not guarantees of performance.

The forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All forward-looking statements attributable to the Company are expressly qualified by these cautionary statements.

3. FIRST QUARTER HIGHLIGHTS AND SIGNIFICANT EVENTS

•	On January 14, 2022, the Company completed a strategic reorganization of Silver Elephant Mining Corp. business the Arrangement dated November 8, 2021. Pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis pursuant to the Consolidation and each holder of common shares of the Company received in exchange for every 10 pre-Consolidation common shares held: (i) one post-Consolidation common share of the Company; (ii) one common share of Flying Nickel; (iii) one common share of Nevada Vanadium; and (iv) two common shares of Battery Metals.

•	Effective January 14, 2022, each company commenced its corresponding core business with the following: (1) Silver Elephant, holding a 100% interest in the Pulacayo silver and El Triunfo gold-silver projects in Bolivia, and 31,730,110 shares of Battery Metals’ (representing 39.7%) as a long-term investment; (2) Flying Nickel, holding a 100% interest in the Minago nickel project in the Thompson nickel belt in Manitoba; (3) Nevada Vanadium, holding a 100% interest in the Gibellini vanadium project in Nevada; and (4) Battery Metals, holding a 2% royalty in each of the assets referenced above, and 22,953,991 shares of Flying Nickel (representing 39.7%) and 22,953,991 shares of Nevada Vanadium (representing 45.9%) as long-term investments.

5

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

•	On January 18, 2022, Post-Arrangement and post-Consolidation Common Shares trading on TSX commenced on January 18, 2022.

•	On January 19, 2022, the Company announced it had commenced an exploration drilling program at the Paca deposit of the Pulacayo Project.

•	On January 25, 2022, the Company announced that it had commenced a 1,500-meter drilling program at the Triunfo Project. The program will probe several prospective induced polarisation (“IP”) geophysical anomalies detected in late 2021.

•	On March 16, 2022, pursuant the Company’s equity incentive plan dated September 1, 2021, The Company issued 187,049 bonus shares to the company’s directors, officers, employees, and consultants.

•	On March 29, 2022, the Company announced regional exploration drilling results from the Pulacayo Project. The results demonstrate that silver and base metals have been deposited in areas distant to the main Tajo Vein system (“TVS”), provided encouraging sign of possibly existing, yet-to-be-discovered, parallel or conjugate vein systems to TVS, which was formed in a large hydrothermal system given its depts extends to 1,000 metres or more from surface.

Also, the Company announced diamond drilling results from the Paca deposit (“Paca”) within its Pulacayo Project. A total of 8 holes were drilled at Paca, totaling 1,717 meters. PND 119, 120, 121 & 122 were drilled to test induced polarization (“IP”) geophysical anomalies located to the east of the current Paca resource. PND 123, 124, 125 & 126 were drilled to test potential northern extension of the Paca resource.

•	On March 31, 2021, the Company entered into a binding letter of intent (the “LOI”) with Battery pursuant to which the Battery proposes to acquire a 45% equity interest of ELEF’s wholly owned Mega Thermal Coal Corp.(formerly Asia Mining Inc.) (“Mega Coal”), which owns and operates the Ulaan Ovoo and Chandgana thermal coal mines in Mongolia through Mega Coal’s wholly-owned Mongolian subsidiaries. The LOI was amended effective May 12, 2022. The proposed transaction (“Transaction”) includes the following key terms:

(a)	ELEF will transfer to Mega Coal: 9,000,000 RoyaltyCo common shares;

(b)	Battery will issue 16,000,000 common shares to ELEF;

(c)	Battery will complete a concurring private placement for gross proceeds of approximately $2,000,000; and

(d)	Battery will complete a listing on the TSX Venture Exchange or Canadian Securities Exchange.

Closing of the Transaction will be subject to such corporate and/or regulatory approvals as may be required, including the approval of the TSX, and such other requirements as may be applicable under applicable laws and the policies of the TSX, including, if applicable, approval of the shareholders of Silver Elephant and/or Battery Metals.

For further information please view the Company’s 2022 news releases available under the Company’s SEDAR profile at www.sedar.com.

4. ARRANGEMENT AND TRANSFER OF ASSETS

On January 14, 2022, pursuant to the Arrangement, the common shares of the Company were consolidated on a 10:1 basis pursuant to the Consolidation and each holder of common shares of the Company received in exchange for every 10 pre-Consolidation common shares held: (i) one post-Consolidation common share of the Company; (ii) one common share of Flying Nickel (iii) one common share of Nevada Vanadium and (iv) two common shares of Battery Metals.

6

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

As a result of the Arrangement:

i.	certain royalties hold by the Company in certain projects were transferred into its own entity, Battery Metals Royalty Corp in exchange for the issuance of 1,785,430 RoyaltyCo shares;

ii.

spun-out the Minago Project into its own entity, Flying Nickel Mining Corp. in exchange for the issuance of 50,000,000 NickelCo shares, and the assumption of certain liabilities related to the underlying assets;

iii.

and spun-out the Gibellini Project into its own entity, Nevada Vanadium Mining Corp. in exchange for the issuance of 50,000,000 VanadiumCo shares, and the assumption of certain liabilities related to the underlying assets; and

iv.	Battery Metals purchased 22,953,991 of the outstanding shares of both Nevada Vanadium and Flying Nickel in exchange for the issuance of 78,214,750 RoyaltyCo shares to ELEF.

Effective January 14, 2022, each company commenced its corresponding core business with the following: (1) Silver Elephant, holding a 100% interest in the Pulacayo and the Triunfo projects in Bolivia, the Titan project in Canada, the Ulaan Ovoo and the Chandgana projects in Mongolia and 31,730,110 shares of Battery Metals (representing 39.7%) as a subsidiary; (2) Flying Nickel, holding a 100% interest in the Minago nickel project in Canada; (3) Nevada Vanadium, holding a 100% interest in the Gibellini project in Nevada; and (4) Battery Metals, holding a 2% royalty in each of the assets referenced above and 22,953,991 shares of Flying Nickel (representing 39.7%) and 22,953,991 shares of Nevada Vanadium (representing 45.9%) as long-term investments.

As a result of the Arrangement, the Company acquired 39.7% of Battery Metals issued and outstanding shares and, through other relationships, was determined to have had de facto control over Battery Metals following completion of the Arrangement. Accordingly, the Company consolidated the results of Battery Metals from January 14, 2022.

Also, as a result of the Arrangement and Consolidation, each the Company option and warrant holder (the “Holder”) is entitled to receive, upon exercise of each such warrant and option (“January 14, 2022 Options and Warrants”) at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of Flying Nickel and Nevada Vanadium; two shares of the Battery Metals (collectively, the “Reserved Shares”); and one share of ELEF.

In accordance with IFRIC 17, Distribution of Non-cash Assets to Owners, the Company recognized the distribution of net assets to the Company shareholders at fair value with the difference between that value and the carrying amount of the net assets amounted to a gain of $24,210,145 recorded to consolidated statements of operations and comprehensive loss (Note 3 to the condensed interim consolidated financial statements).

5. PROPERTY SUMMARY

Definitions and Interpretations

This MD&A contains a number of technical terms relating to exploration and resource development that may be unfamiliar to a general reader. The following definitions are provided for reference and clarification, and reflect their common use and understanding in the mining industry:

“deposit” means a mineral deposit which is a mineralized mass that may be economically valuable, but whose characteristics may require more detailed information. Mineral resources are calculated from geological data collected from deposits, however, deposits do not necessarily reflect the presence of mineral resources.

“mineral resource” means a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics, and continuity of a mineral resource are known, estimated, or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated, and Measured categories. Note that the confidence level in Inferred Mineral Resources is insufficient to allow the application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Regardless of category, a mineral resource is estimated through application of the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines, as amended in 2014. A “historic” mineral resource estimate refers to a mineral resource estimate of the quantity, grade, or metal or mineral content of a deposit that the Company has not verified as current, and which was prepared before the Company acquired or entered into an agreement to acquire, an interest in the property that contains the deposit.

7

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

“project”, as used in the context of the Pulacayo Project, the Gibellini Project, the Triunfo Project, the Sunawayo Project and the Titan Project defined in this MD&A, refers to a mineral project which, pursuant to NI 43-101, means any exploration, development or production activity, including a royalty or similar interest in these activities with respect to base metals, precious metals or industrial metals as it applies to the Company.

“property” refers to land concessions for which the Company holds mineral rights to conduct its activities.

“Qualified Person” means, pursuant to NI 43-101, an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation, or mineral project assessment. This individual is a member or licensee in good standing of a professional association and has to have relevant experience of the subject matter of the mineral project and the technical report.

Pulacayo Project, Bolivia

The scientific and technical information in this section of this MD&A that specifically relates to the current Pulacayo Project mineral resource estimates for the Pulacayo and Paca deposits has been extracted or summarized from the Pulacayo Technical Report. Additional information presented below that pertains to the Pulacayo Project but does not specifically appear in the Pulacayo Technical Report has been provided by the Company. The Pulacayo Technical Report is available under the Company’s SEDAR profile at www.sedar.com.

The Company filed an amended Pulacayo Technical Report on November 17, 2020. The Amended Pulacayo Technical Report was filed by the Company with Canadian securities regulatory authorities in connection with the filing of the final short form prospectus of the Company in relation to the Offering.

The Pulacayo Project consists of many licenses within which are located the Pulacayo and Paca mineral deposits, several areas of potential mineralization and historic tailings piles.

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita mining concession, from the Pulacayo MPC between the Company and COMIBOL, a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca mineral deposits for up to 30 years against certain royalty payments. It is comparable to a mining license in Canada or the United States. In connection with the Apuradita mining concession, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the State, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

The Pulacayo Project comprises seven mining concessions covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Project is located 18 kilometers east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 kilometers south-southeast of the national capital of La Paz and 150 kilometers southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Project is fully permitted with secured social licenses for mining.

8

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

Mineral Resources and Reserves

The Pulacayo Technical Report describes mineral resources estimated following the guidelines of the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Reserves: Definitions and Guidelines, as amended in 2014 (the “CIM Standards, 2014”). Two mineral resource estimates were disclosed according to the requirements of NI 43-101 for the Pulacayo Project, one for the Pulacayo deposit and one for the Paca deposit (the “Pulacayo MRE” and “Paca MRE”, respectively, and collectively referred to herein as the “Mineral Resource Estimate”).

The Mineral Resource Estimate has an effective date of October 13, 2020, and includes an indicated mineral resource of 106.7 million oz of silver, 1,384.7 million pounds of zinc, and 693.9 million pounds of lead, and an inferred mineral resource of 13.1 million oz of silver, 122.8 million pounds of zinc and 61.9 million pounds of lead. Apogee Mineral Bolivia S.A., the Company’s wholly owned Bolivian subsidiary, has invested over US$30 million at the Pulacayo Project since 2006.

The Mineral Resource Estimate was prepared by Mercator under the supervision of Matthew Harrington, P. Geo., who is an independent Qualified Person as defined under NI 43-101. A contained metal summary based on the Mineral Resource Estimate for the Pulacayo Project is reported below:

Pulacayo Project Mineral Resource Estimate Summary of Total Contained Metal - Effective October 13, 2020**

Zone	Category	Rounded Tonnes	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz
Open Pit Constrained	Indicated	47,380,000	101.0	1,365.0	687.5	202.0
	Inferred	4,165,000	8.0	80.3	53.5	14.3
Out-of-Pit	Indicated	660,000	5.7	19.6	6.4	6.5
	Inferred	900,000	5.2	42.4	8.3	7.4
Total:	Indicated	48,040,000	106.7	1,384.7	693.9	208.5
	Inferred	5,065,000	13.1	122.8	61.9	21.7

**Notes:

1.	The Mineral Resource Estimate was prepared in accordance with NI 43-101, the CIM Definition Standards (2014) and CIM MRMR Best Practice Guidelines (2019).
2.

*Ag Eq. = silver equivalent (recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the silver equivalent (recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo deposit. A metal recovery of 80% Ag was used for oxide zone mineral resources.

3.	Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16 Zn apply. A currency exchange rate of CDN$1.00 to US$0.75 applies.
4.

Pit-constrained mineral resources are defined for each deposit within optimized pit shells with average pit slope angles of 45⁰. The Pulacayo MRE was optimized at a 12.3:1 strip ratio and the Paca MRE was optimized with at a 4.3: strip ratio.

5.

Base-case sulfide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and general and administrative (“G&A”) at US$12.50 per tonne processed; haulage at US$0.50 per tonne processed for the Pulacayo deposit and US$2.00 per tonne processed for the Paca deposit.

6.

Base-case oxide zone pit optimization parameters include: mining at US$2.00 per tonne; combined processing and G&A at US$23.50 per tonne processed; haulage at US$0.50 per tonne processed for the Pulacayo deposit and US$2.00 per tonne processed for the Paca deposit.

7.

Pit-constrained sulphide zone mineral resources are reported at a cut-off grade of 30 g/t ag eq. within the optimized pit shells and pit-constrained oxide zone mineral resources are reported at a cut-off grade of 50 g/t Ag within the optimized pit shells. Cut-off grades reflect total operating costs used in pit optimization and are considered to define reasonable prospects for eventual economic extraction by open pit mining methods.

8.

Out of pit mineral resources are external to the optimized pit shells and are reported at a cut-off grade of 100 g/t Ag Eq. They are considered to have reasonable prospects for eventual economic extraction using conventional underground methods such as long hole stoping based on a mining cost of $35 per tonne and processing and G&A cost of $20 per tonne processed.

9.	“Total” mineral resources for the Pulacayo MRE is the tonnage-weighted average summation of pit-constrained and out-of-pit Pulacayo deposit mineral resources.
10.	“Total” mineral resources for the Mineral Resource Estimate is the tonnage-weighted average summation of the total Pulacayo MRE and Paca MRE.
11.	Mineral resources were estimated using ordinary Kriging methods applied to 1 m downhole assay composites capped at 2,300 g/t Ag, 13% Pb and 15% Zn.
12.	Bulk density was interpolated using ordinary Kriging methods for Pulacayo MRE. An average bulk density of 2.32 g/cm3 or 2.24 g/cm3 was applied to Paca MRE, based on grade domain solid models.
13.	Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
14.	Mineral resource tonnages have been rounded to the nearest 5,000; totals may vary due to rounding.

9

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

The Mineral Resource Estimate is based on estimates of pit-constrained and out-of-pit mineral resources, details of which are presented in the following two tables for the Pulacayo and Paca deposits, respectively. The Pulacayo MRE incorporate 73,016 metres of diamond drilling (244 surface and 42 underground drill holes). The Paca MRE incorporates results of 104 diamond drill holes and 6 reverse circulation drill holes totaling 19,916 meters completed between 2002 and 2020. Geovia Surpac ® Version 2020 was used to create the Pulacayo Project block models, associated geological and grade solids, and to interpolate silver-zinc-lead grade. Geovia Whittle pit optimization software and the PseudoFlow algorithm were applied for pit shell optimization purposes.

Pulacayo Deposit Combined Pit-Constrained and Out-of-Pit Mineral Resource Estimate – Effective Date October 13, 2020**

Cut -off Grade	Zone	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
50 Ag g/t	Oxide In-Pit	Indicated	1,090,000	125			4.4
		Inferred	25,000	60			0.0
30 *AgEq g/t	Sulfide In-Pit	Indicated	24,600,000	76	1.63	0.70	60.1	884.0	379.6	123.4	156
		Inferred	745,000	82	1.79	0.61	2.0	29.4	10.0	3.9	164
100 *AgEq g/t	Sulfide Out-of-Pit	Indicated	660,000	268	1.35	0.44	5.7	19.6	6.4	6.5	307
		Inferred	900,000	179	2.14	0.42	5.2	42.4	8.3	7.4	257
Total:		Indicated	26,350,000				70.2	903.7	386.0	133.4
		Inferred	1,670,000				7.2	71.8	18.4	11.4

Paca Deposit Pit-Constrained Mineral Resource Estimate – Effective Date October 13, 2020**

Cut -off Grade	Zone	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	*AgEq g/t
50 Ag g/t	Oxide In-Pit	Indicated	1,095,000	185			6.5
		Inferred	345,000	131			1.5
30 *AgEq g/t	Sulfide In-Pit	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
		Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
Total:		Indicated	21,690,000				37	485.8	304.2	70.2
		Inferred	3,395,000				6	51.1	43.7	9.2

**See detailed notes on the Mineral Resource Estimate parameters under preceding Table titled “Pulacayo Project Mineral Resource Estimate Summary of Total Contained Metal - Effective Date October 13, 2020”.

10

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

Pulacayo Deposit Sensitivity Analysis from October 13, 2020 Mineral Resource Estimate

The sensitivity analysis is shown in the following tables showing various pit-constrained grade-tonnage scenarios for the Pulacayo deposit based on a range of cut-off grades for the sulphide and oxide zones.

Pulacayo Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Oxide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 Ag g/t	Indicated	1,760,000	92			5.2
	Inferred	35,000	55			0.1
45 Ag g/t	Indicated	1,220,000	116			4.6
	Inferred	30,000	58			0.1
90 Ag g/t	Indicated	615,000	171			3.4
	Inferred					0
200 Ag g/t	Indicated	185,000	250			1.5
	Inferred					0

Note: Cut-off grade for pit-constrained oxide mineral resources is 50 g/t Ag.

Pulacayo Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 AgEq g/t	Indicated	24,600,000	76	1.63	0.7	60.1	884	379.6	123.4	156
	Inferred	745,000	82	1.79	0.61	2	29.4	10	3.9	164
45 AgEq g/t	Indicated	23,715,000	78	1.67	0.72	59.5	873.1	376.4	122	160
	Inferred	735,000	83	1.81	0.61	2	29.3	9.9	3.9	166
90 AgEq g/t	Indicated	13,700,000	121	2.17	0.99	53.3	655.4	299	100	227
	Inferred	290,000	154	3.62	0.97	1.4	23.1	6.2	2.9	312
200 AgEq g/t	Indicated	5,385,000	249	2.75	1.54	43.1	326.5	182.8	66.3	383
	Inferred	180,000	230	4.57	1.22	1.3	18.1	4.8	2.5	426
400 AgEq g/t	Indicated	1,860,000	387	3.62	2.25	23.1	148.4	92.3	33.8	565
	Inferred	105,000	297	5.29	1.46	1	12.2	3.4	1.8	521

Note: Mineral resource estimate cut-off grade bolded.

11

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

The following table shows sensitivity analysis for the Pulacayo deposit for out-of-pit grade tonnage scenarios:

Pulacayo Deposit Out-of-Pit Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
100 AgEq g/t	Indicated	660,000	268	1.35	0.44	5.7	19.6	6.4	6.5	307
	Inferred	900,000	179	2.14	0.42	5.2	42.4	8.3	7.4	257
150 AgEq g/t	Indicated	530,000	321	1.3	0.49	5.5	15.2	5.7	6	354
	Inferred	680,000	220	2.25	0.46	4.8	33.7	6.9	6.6	300
200 AgEq g/t	Indicated	435,000	359	1.41	0.53	5	13.5	5.1	5.5	394
	Inferred	505,000	260	2.37	0.54	4.2	26.4	6	5.6	343
250 AgEq g/t	Indicated	350,000	397	1.53	0.59	4.5	11.8	4.6	4.9	435
	Inferred	375,000	309	2.14	0.64	3.7	17.7	5.3	4.6	381
300 Ag Eq g/t	Indicated	290,000	429	1.63	0.64	4	10.4	4.1	4.4	468
	Inferred	310,000	327	2.23	0.72	3.3	15.2	4.9	4	403
350 Ag Eq g/t	Indicated	230,000	462	1.74	0.7	3.4	8.8	3.5	3.7	504
	Inferred	225,000	358	2.18	0.85	2.6	10.8	4.2	3.1	434
400 Ag Eq g/t	Indicated	180,000	490	1.93	0.74	2.8	7.7	2.9	3.1	538
	Inferred	165,000	384	2.01	0.99	2	7.3	3.6	2.4	455

Note: Mineral resource estimate cut-off grade bolded.

Paca Deposit Sensitivity Analysis from October 13, 2020 MRE

The Paca deposit is located 7 kilometers north of the Pulacayo deposit. Sensitivity analysis shown in the following two tables illustrates various pit-constrained grade-tonnage scenarios at the Paca deposit based on a range of cut-off grades.

12

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

Paca Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Oxide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 Ag g/t	Indicated	1,805,000	128			7.4
	Inferred	500,000	102			1.6
45 Ag g/t	Indicated	1,225,000	170			6.7
	Inferred	375,000	124			1.5
90 Ag g/t	Indicated	800,000	231			5.9
	Inferred	235,000	159			1.2
200 Ag g/t	Indicated	420,000	311			4.2
	Inferred	55,000	285			0.5
400 Ag g/t	Indicated	80,000	493			1.3
	Inferred	5,000	459			0.1

Note: Cut-off grade for pit-constrained oxide mineral resources is 50 g/t Ag.

Paca Deposit Pit-Constrained Cut-Off Grade Sensitivity Report for Sulfide Zone

Cut -off Grade	Category	Rounded Tonnes	Ag g/t	Zn %	Pb %	Ag Moz	Zn Mlbs	Pb Mlbs	*AgEq Moz	AgEq g/t
30 AgEq g/t	Indicated	20,595,000	46	1.07	0.67	30.5	485.8	304.2	70.2	106
	Inferred	3,050,000	46	0.76	0.65	4.5	51.1	43.7	9.2	94
45 AgEq g/t	Indicated	19,315,000	48	1.11	0.69	29.8	472.7	293.8	68.3	110
	Inferred	2,650,000	51	0.81	0.7	4.4	47.3	40.9	8.7	102
90 AgEq g/t	Indicated	8,600,000	87	1.38	0.95	24.1	261.6	180.1	45.4	164
	Inferred	950,000	114	0.94	0.95	3.5	19.7	19.9	5.2	171
200 AgEq g/t	Indicated	1,810,000	256	1.22	1.22	14.9	48.7	48.7	18.5	318
	Inferred	190,000	338	0.61	0.98	2.1	2.6	4.1	2.2	360
400 AgEq g/t	Indicated	300,000	490	1.38	1.47	4.7	9.1	9.7	5.2	542
	Inferred	50,000	545	0.39	0.82	0.9	0.4	0.9	0.9	530

Note: Mineral resource estimate cut-off grade bolded.

Reported results in the following section do not define a mineral resource and it is uncertain if further exploration will result in the delineation of mineral resource. Drilling that began at the Pulacayo deposit in December of 2019 was completed in February of 2020. The Company announced its first set of results on January 21, 2020, from borehole PUD 267 which intercepted 10 meters of mineralization grading 147 g/t silver, 9.8% zinc, and 2.0% lead (539 g/t AgEq) within 35.5-meter mineralization grading 230 g/t AgEq starting 31.5 meters downhole.

13

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

On March 6, 2020, the Company released additional results from 2,598 meters of drilling, which focused on the western portion of the Pulacayo Project and on August 11, 2020, the Company announced further diamond infill drilling results from the Pulacayo Project. Complete results of all first phase 2020 drilling are tabulated below:

Hole ID	From (m)	To (m)	Interval (m)	Ag (g/t)	Zn (%)	Pb (%)	AgEq
PUD267*	31.5	67	35.5	54.3	4.31	0.92	229.6
including…	117	123	6	47.8	1.11	0.25	89.7
PUD268	21	23	2	20	1.34	0.77	92.6
PUD274	75	77	2	93.5		0.42	98.8
PUD274	82	83	1	83		0.09	77.4
PUD283	248	350	102	145	2.56	1.05	255
including..	248	282	34	9	1.05	0.22	52
and…	282	297	15	35	2.99	0.4	148
and…	297	310	13	157	5.15	1.47	370
and…	310	317	7	225	3.74	1.15	371
and…	317	322	5	1565	3.85	8.25	1825
and…	322	329	7	134	1.73	1.18	222
and…	329	350	21	76	2.65	0.82	188
PUD284	30.5	204.2	173.7	15	0.67	0.28	46
including…	30.5	55	24.5	3	2.45	0.1	20
and…	55	65	10	113	2.11	1.93	243
and…	65	79	14	13	1.2	0.44	69
and…	79	101	22	4	0.36	0.11	20
and…	101	204.2	103.2	10	0.59	0.18	36
PUD284	206.3	273	66.7	112	1.94	0.46	182
Interval:	206.3	240	33.7	46	2.12	0.41	129
Interval:	240	256	16	79	2.7	0.72	189
Interval:	256	273	17	274	1.13	0.33	295
PUD284	282	318	36	26	1.01	0.34	70
including…	282	288	6	13	0.94	0.27	54
and…	288	300	12	60	1.48	0.61	127
and…	300	318	18	7	0.72	0.18	38

14

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths are estimated at approximately 61% of reported core lengths. Silver equivalent is calculated as follows: Ag Eq. (g/t) = Ag (g/t)*89.2% + (Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for Pulacayo in 2013 by Universidad Tecnica de Oruro (UTO), in Oruro and La Paz, Bolivia as well as at Maelgwyn Mineral Services Africa (MMSA) in Roodeporrt, South Africa.

The Company adopts industry recognized best practices in its implementation of QA/QC methods. A geochemical standard control sample and one blank sample is inserted into the sample stream every 20th sample. Duplicates are taken at every 40th sample. Standards and duplicates including lab duplicates and standards and are analyzed using Thompson-Howarth plots. Samples are shipped to ALS Global Laboratories in Ururo, Bolivia for preparation, and then shipped to ALS Global laboratories for analysis in Lima, Peru. Samples were analyzed using intermediate level four acid digestion. Silver over limits are analyzed using fire assay with a gravimetric finish. ALS Laboratories sample management system meets all requirements of International Standards ISO/IEC 17025:2017 and ISO 9001:2015. All ALS geochemical hub laboratories are accredited to ISO/IEC 17025:2017 for specific analytical procedures.

All samples are taken from HQ-diameter core which split in half by a diamond-blade masonry saw. One-half of the core is submitted for laboratory analysis and the other half is preserved on the Company’s secured core facility for reference. All core is geotechnically analyzed, photographed and then logged by geologists prior to sampling.

On November 30, 2020, the Company announced that further to the news release dated October 14, 2020, it has received the complete assay results from the Company’s diamond drill program at the Paca deposit. All 5 drill holes intersected mineralization, with the results shown in the following table:

Hole ID	From	To	Length (m)	Ag g/t	Zn %	Pb %	AgEq*
PND114	1.5	18.0	16.5	43	0.11	0.36	55
PND115	3.0	69.0	66.0	48	0.10	0.80	75
PND116	7.0	37.0	30.0	23	0.15	0.42	41
PND117	51.0	82.0	31.0	3	0.45	0.31	31
PND118	18.0	38.0	20.0	25	0.09	0.09	29
PND118	67.0	179.0	112.0	15	0.50	0.48	50
including…	133.0	143.0	10.0	61	0.65	0.37	93

(*) Silver equivalent (“AgEq”) calculation is based on NI43-101 compliant 2020 resource report completed for the Paca deposit by Mercator Geological Services (see Company’s press release dated October 13th, 2020). Silver equivalent is calculated as follows: Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)) and assumed metallurgical recoveries. Metal prices of US$17/oz Ag, US$0.95/lb Pb, and US$1.16/lb Zn apply.

Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 77% to 86% of the reported core length.

PND 114, 115, 118 drilled tested oblique structures parallel to the main east-west trend and discovered new mineralized zones.

PND 114 intersected 16.5 meters of mineralization grading 55g/t silver equivalent that is to the north of the Paca north zone.

15

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

PND 115 intercepted 66 meters of mineralization grading 75g/t silver equivalent between Paca main zone and Paca north zone, which are 250 meters apart.

PND 118 was drilled at the eastern edge of the Paca main zone and intersected 112 meters of mineralization grading 50 g/t silver equivalent.

The Company is integrating the drill results to the recently completed geomodelling. Commencement of next round of Paca drilling is tentatively scheduled for the first half of 2021.

In March 2020 the Company further announced that it had commenced district exploration program at its Pulacayo project. The Company would be conducting geological mapping, with relevant sampling and possible trenching on the property. Induced polarization geophysics would also be conducted in tandem with the field program, with 106 line-kilometers of survey having been outlined.

In July 2020, the Company announced results of rock chip samples taken from the San Leon underground tunnel. This geological sampling and mapping program are part of an ongoing district exploration program announced on March 9, 2020, at the Company’s Pulacayo Silver Project in Bolivia. A total of 113 chip samples were collected at intervals of from 0.85 to 3.0 meters to better characterize the geology and alteration of the San Leon tunnel, which continues for 3km to the south of the mapping area, passing through the Company’s existing NI43-101 Pulacayo resource and connects to the town of Pulacayo. The tunnel also extends to the north for 1 km where historically the Pulacayo mine’s ore was carted for smelting during the 1800’s. Sample results are tabulated below:

Sample ID	TYPE	Azimuth	WIDTH (m)	Ag ppm	Pb %	Zn %	Ag Eq. ppm	Structure	DIP DIR	DIP
3879	Chip	350	1.5	400	0.876	0.929	420	Breccia	20	80
3883	Chip	350	0.9	77	0.342	0.287	91	Fault	0	72
3881	Chip	7	1.8	25	0.137	0.127	32	Contact	345	78
3878	Chip	13	0.9	5	0.306	0.399	29	Veinlets	0	85
3882	Chip	338	1.8	17	0.18	0.074	24	Veinlets	350	65
3880	Chip	5	1.9	6	0.132	0.102	14	Veinlets	345	65

(*) Silver equivalent is calculated as follows: Ag Eq.(g/t) = Ag (g/t)*89.2%+(Pb% *(US$0.94/ lb. Pb /14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*91.9%) + (Zn% *(US$1.00/lb. Zn/14.583 Troy oz/lb./US$16.50 per Troy oz. Ag)*10,000*82.9). This calculation incorporates metallurgical recoveries from test work completed for the Pulacayo project in 2013.

Mapping identified a vein system trending in a roughly east-west direction at the Pacamayo zone (“Veta Pacamayo”). The vein system measures approximately 175 meters in width south to north in the tunnel and is situated 1.3 kilometers north of the Pulacayo resource and 5km south of Paca resource. Highlights of the tunnel chip samples taken in Veta Pacamayo include 420g/t AgEq* over 1.5 meters and 91g/t AgEq over 0.9 meters.

Geological mapping also identified a transition in the intensity of alteration (argillic-style) along the San Leon tunnel. Highest intensity alteration occurs in the Veta Pulacayo, and Veta Pacamayo areas and coincides with the highest observed chip sample silver values. Reported results do not define a mineral resource and it is uncertain if further exploration will result in the delineation of mineral resource.

16

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

In September 2020 geological mapping was conducted in the Pero area of the Pulacayo Project. Pero is located to the southeast of the Tajo Vein system that hosts the Pulacayo deposit. Geological mapping and surface sampling identified an area of silver bearing surface mineralization of up to 200 g/t silver several hundreds of meters south of the projected east-west Tajo Vein system trend, suggesting that the Tajo Vein system was offset southward in this portion of the system where strong alteration can be observed at surface covering 250 meters by 100 meters wide. This reinterpreted surface projection of the Tajo Vein system coincides with some historic Spanish workings in that area of property that date back to the 16th Century. Highlights of assay results from recent surface samples at Pero are tabulated below:

Sample ID	Type	Azimuth	Width (m)	Ag (g/t)	Zn%	Pb%
1313	Chip	210	3	200	0.1	0.1
1314	Chip	195	1.2	200	0.1	0.01
1295	Chip	340	3	164	0.0164	0.0164
1297	Chip	320	1.4	132	0.0132	0.0132
1315	Chip	200	2.9	100	0.01	0.01
1301	Chip	240	4	72	0.0072	0.0072
1303	Chip	200	6.4	67	0.0067	0.0067
1323	Chip	20	4	50	0.005	0.005
1304	Chip	150	3.7	46	0.0046	0.0046

2021

On January 12, 2021, the Company announced the completion of a 980m drilling program testing the so-called Pero area located at the southeastern area of the Pulacayo project. The program was designed to follow-up on the 2020 sampling program in the area. Field work in 2020 identified potential structural remobilization in this area that might explain the erratic nature of mineralization within the Tajo Vein System as it occurs in this area of the property. A summary of results from this drilling is tabulated below:

BHID	From (m)	To (m)	Length (m)	Ag (g/t)	Pb %	Zn %	AgEq* (g/t)
PUD285	30.6	44.6	14.0	43	0.19	0.02	46
PUD 285	143.0	191.0	48.0	10	0.11	0.17	23
PUD 286	99.0	124.0	25.0	18	0.33	0.09	32
PUD 286	148.0	152.0	4.0	393	3.79	0.88	518
PUD 286	174.0	183.0	9.0	20	0.13	0.05	25
PUD 287	56.0	78.0	22.0	43	0.23	0.02	48
PUD 287	127.0	139.0	12.0	15	0.01	0.01	15

*Ag Eq. = Silver Equivalent (Recovered) = (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)). Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit. Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 75% to 85% of the reported core length.

17

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

On June 21, 2021, the Company commenced a 2000m drilling program on the project. Based on the favorable results of an ongoing 108-km-line Induced Polarization (“IP”) geophysical survey, the Company testing a large linear anomaly measuring 1,400 meters in length, and up to 250 meters wide. The IP anomaly has never been drilled and is situated parallel to the main 3 km east-west trending Tajo vein system (TVS), which is just 300 meters to the south. Initial drill targets included El Abra, Veta Quatro, and Pacamayo—all of which exhibit high chargeability that starts shallow and runs vertically to at least 600 meters (IP detection limit) at depth. The program is ongoing as of writing.

On August 30, 2021, the company reported that further to news dated June 21, 2021, Silver Elephant has drilled 1,972 meters of its announced 2,000m drill program. Drilling has been completed at El Abra, Veta Quattro, and Pacamayo prospects identified through mapping and 2021 IP survey at Pulacayo District. These are distant unexplored targets located up to 1km from the Pulacayo Tajo Vein System (“TVS”) whereat all of the historic production of 678 Moz occurred as reported by the National Geological and Mineral Service of Bolivia (SERGEOTECMIN)

It should be noted that the Pulacayo TVS showed up in the IP survey with high chargeability and medium resistivity, and that many of the IP anomalies such as Pacamayo in the survey carry very similar IP signatures to the TVS which is what makes these targets compelling. Matrix Geotechnologies Limited of Canada has completed surveying at Paca as part of the expanded 108 line-km IP program and has identified additional targets which the Company will assess for possible drilling.

During the year ended December 31, 2021, the Company incurred total costs of $2,922,190 (2020 - $2,357,534; 2019 – 1,474,026) for the Pulacayo Project including $2,532,969 (2020 - $1,767,089; 2019 - $964,716) for geological, consulting and engineering services, $384,021 (2020 - $584,712; 2019 - $503,071) for personnel, legal, general and administrative expenses and $5,200 (2020 - $5,733; 2019 - $6,239) for fees and permits.

The Company also reports that the national COVID-19 quarantine in Bolivia was lifted in late-June of 2020. The Company has continued with various mapping and geophysical survey programs on the property since this time, which are still ongoing. The Company will follow the guidance of federal and local authorities in Bolivia with regards to COVID-19.

2022

On March 29, 2022, the Company announced regional exploration drilling results from the Pulacayo Project. A total of 9 holes were drilled, totaling 3,251 meters to test several induced polarization (“IP”) geophysical targets within a 3km radius from the San Leon tunnel entrance accessing the east-west trending Tajo Vein System (“TVS”) that comprises the Pulacayo deposit. The TVS is where all of the historic Pulacayo silver production took place from the early 1800’s until 1952.

This modest drill program covering an area of 3.5km by 2km is the largest regional drill campaign outside of the Pulacayo and Paca deposits (Paca is 7km north of Pulacayo).

3 of the 9 holes encountered multiple intersections of mineralization, including 2 meters grading 299g/t silver, 0.75% lead and 0.44% zinc at PUD292 (Pacamayo target). PUD291 and PUD292 prematurely ended in mineralization at depths of 717meters and 562 meters respectively due to drill rig capability, while PUD 293 was abandoned due to poor ground conditions.

18

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

The results demonstrate that silver and base metals have been deposited in areas distant to the main TVS, providing encouraging signs of possibly existing, yet-to-be-discovered, parallel or conjugate vein systems to TVS, which was formed in a large hydrothermal system given its depth extends to 1,000 meters or more from surface.

Also notable are the similarly strong IP signatures exhibited at the TVS versus the drilled targets. The TVS (i.e. Pulacayo deposit) features increasing grades and thickness with depth that may be related to lithological contrasts with changing structural behaviour where these contrasts occur. This combination may have led to dramatic changes in the pressure-temperature conditions that induce precipitation of favorable metals. The Company plans to further rehabilitate the San Leon tunnel and adits to provide a platform for future underground drilling to reach deeper targets beneath the pyrite caps while conserving drill meterage.

The Company will examine the drill assays and core to reconstruct the geological model for the district where no information other than surface mapping was previously available. Incorporating these results with isopach and isochore modeling, geological mapping, geochemistry and geophysics will enhance the Company’s understanding in order to refine and inform the next round of exploration drill targets towards the end of 2022.

The results are summarized in the following table:

Hole ID	Target	From	To	Width (m)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
PUD 291	El Abra	391.0	393.0	2.0	6	0.14	0.36	24
PUD 291		426.0	428.0	2.0	7	0.39	0.81	51
PUD 291		628.0	636.0	8.0	2	0.08	0.27	16
PUD 291		693.0	699.0	6.0	4	0.22	0.50	31
PUD 291		711.0	717.5	6.5	10	0.29	0.56	41
PUD-292	Pacamayo	38.0	52.0	14.0	6	0.13	0.23	19
PUD-292		86.0	98.0	12.0	2	0.06	0.27	14
PUD-292		151.0	173.0	22.0	2	0.06	0.21	11
PUD-292		175.0	212.0	37.0	2	0.06	0.24	13
PUD-292		291.0	303.0	12.0	6	0.05	0.14	12
PUD-292		356.0	364.0	8.0	3	0.13	0.39	23
PUD-292		486.0	520.0	34.0	22	0.26	0.22	37
Incl…		495.0	497.0	2.0	299	0.75	0.44	310
PUD-292		526.0	537.0	11.0	2	0.09	0.50	25
PUD-292		541.0	562.0	21.0	4	0.11	0.53	28
PUD 293	Pero	114.0	123.0	9.0	12	0.17	0.42	33
PUD 293		165.0	171.0	6.0	18	0.09	0.06	22

Note: Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 75% to 85% of the reported core length. Please see note on AgEq calculation in preceding paragraphs. Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit. Summaries of each hole and their target rationale are provided in the discussion below. Silver equivalents are noted where “AgEq”=Silver Equivalent (Recovered) and is equal to (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)).

19

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

PUD288 was a hole completed in early 2021 in conclusion of a drilling program at the Pero area, southeast of the TVS. This program successfully identified mineralization in that area, including encountering 4 meters of 518 g/t AgEq (PUD286; 393 g/t Ag, 0.88% Pb, 3.79% Zn; see Company’s press release dated January 27, 2021). No significant results are reported from PUD288.

PUD289 was drilled 330 meters north of the western TVS trend to test a shallow IP anomaly. No significant silver mineralization was encountered, and the anomaly was explained by the presence of pyrite in the hole which is a highly chargeable iron-sulphide.

PUD290 was drilled to test an IP anomaly drilling north-to-south in what is called the El Abra area. The El Abra area is host to a weakly mineralized hydrothermal breccia pipe on the property approximately 900 meters north of the TVS on the western side. An IP anomaly at depth was noted as a target that may have represented an increase in the amount of mineralization observed at surface at the noted target depth. The hole encountered 6 meters of weak mineralization from 270 to 276 meters grading of 8 g/t AgEq (1 g/t Ag, 0.04% Pb, 0.15% Zn).

PUD291 was designed to test IP targets on the south portion and directly underneath the El Abra breccia. The first target was projected between 375 and 425 meters, the second target at 575-625 meters The hole encountered silicified pyrite-bearing rocks early in the hole and encountered 24 g/t AgEq mineralization at 391-393 meters (6 g/t Ag, 0.14% Pb, 0.36% Zn) and 51 g/t AgEq at 426 to 428 meters (7 g/t Ag, 0.39% Pb, 0.81% Zn). For the second target, three mineralized intervals were encountered (8 meters from 628-636 meters @ 2 g/t Ag, 0.39% Pb, 0.89% Zn, 16 g/t AgEq; 6 meters from 693-699 meters @ 4 g/t Ag, 0.22% Pb, 0.50% Zn, 31 g/t AgEq; 6.5 meters from 711-717.5 meters @ 10 g/t Ag, 0.29% Pb, 0.56% Zn, 41 g/t AgEq). The hole ended in this mineralization at 717.5 meters.

PUD292 was drilled to test the Pacamayo area (approximately 1.5 km north of the TVS), the most prospective and advanced target of this campaign underneath the northern portion of the San Leon tunnel, which is the adit for the historic Pulacayo mine. This underground area was mapped by Silver Elephant in 2020 which discovered a strong alteration envelope coinciding with chips samples of 0.6-1m intervals that returned high-grade assays of over 1,500 g/t Ag (beyond detection limit), up to 3.1% copper, up to 17.6% lead and up to 6.9% zinc. PUD292 tested an IP target below this zone. A total of 9 mineralized intervals were encountered in the hole with varying amounts of modest grades with the exception of a 2-meter interval of 299 g/t Ag, 0.75% Pb, 0.44% Zn, 310 g/t AgEq from 495-497 meters, nested in a wider interval of 34 meters of 22 g/t Ag, 0.26% Pb, 0.22% Zn, 37 g/t AgEq from 486-520 meters. The hole ended in modest mineralization at 562 meters.

PUD293 and PUD294 were both designed to test IP anomalies in and around the Pero area, below what is believed to be a thrusted block of sandstone. Holes were designed to test several clustered anomalies. PUD293 was abandoned at 233 meters due to ground conditions and tested the shallower portion of this anomaly. Several intervals of mineralization were encountered including 9 meters of 12 g/t Ag, 0.17% Pb, 0.42% Zn, 33 g/t AgEq from 114-123 meters, and 6 meters of 18 g/t Ag, 0.09% Pb, 0.06% Zn, 22 g/t AgEq from 165-171 meters. No significant results are reported from PUD294 which tested the deeper portions of the same anomaly and crossed several smaller anomalies at depth.

On March 29, 2022, the Company also released results from its Paca drilling program. A total of 8 holes were drilled at Paca, totaling 1,717 meters. PND 119, 120, 121 & 122 were drilled to test induced polarization (“IP”) geophysical anomalies located to the east of the current Paca resource. PND 123, 124, 125 & 126 were drilled to test potential northern extension of the Paca resource.

20

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

The results are summarized in the following table:

Paca East Discovery
Hole ID	From	To	Width (m)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
PND119	360.0	399.0	39.0	5	0.40	0.49	37
incl…	377.0	379.0	2.0	31	1.14	1.15	112
PND120	39.0	75.0	36.0	12	0.08	0.51	33
incl…	68.0	75.0	7.0	14	0.21	0.94	56
PND120	184.0	187.0	3.0	28	2.18	0.64	126
PND120	280.0	284.0	4.0	6	0.52	0.60	46
PND121	50.0	68.0	18.0	2	0.65	0.81	56
incl…	57.0	59.0	2.0	1	1.25	2.64	147
PND121	75.0	79.0	4.0	56	0.16	0.12	60
PND122	34.0	56.0	22.0	1	0.56	0.46	38
Paca North Oxide Discovery
Hole ID	From	To	Width (m)	Ag (g/t)	Pb %	Zn %	AgEq (g/t)
PND123	3.0	30.0	27.0	159	0.28	0.05	154
incl…	7.5	9.0	1.5	565	0.30	0.08	518
PND123	37.5	45.0	7.5	68	0.11	0.07	67
PND124	0.0	28.5	28.5	22	0.42	0.73	63
incl…	15.0	27.0	12.0	21	0.54	1.29	88
PND125	0.0	18.8	18.8	33	0.20	0.52	56
incl…	10.4	15.4	5.0	80	0.40	1.13	130
PND126	0.0	31.0	31.0	31	0.22	0.09	39
incl…	29.0	31.0	2.0	78	0.27	0.08	82

Note: Reported widths are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 75% to 85% of the reported core length. Please see note on AgEq calculation in preceding paragraphs. Sulphide zone metal recoveries of 89.2% for Ag, 91.9% for Pb, and 82.9% for Zn were used in the Silver Equivalent (Recovered) equation and reflect metallurgical testing results disclosed previously for the Pulacayo Deposit. Silver equivalents are noted where “AgEq”=Silver Equivalent (Recovered) and is equal to (Ag g/t*89.2%)+((Pb%*(US$0.95/lb. Pb/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*91.9%))+((Zn%*(US$1.16/lb. Zn/14.583 Troy oz./lb./US$17 per Troy oz. Ag)*(10,000*82.9%)).

21

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

Notable results include PND 123, collared at the northern edge of the Paca resource and drilled further to the north. The hole intercepted 27 meters of 159 g/t silver from near surface, including 1.5 meters of 565 g/t silver. PND 123, 124, 125 & 126 are step-out holes and all intercepted silver mineralization demonstrate the northern extension of Paca oxide resource that is open to the north and to the northeast by at least 100 meters. The company plans to conduct further drilling to expand the Paca oxide resource in 2nd half of 2022.

Paca north’s shallow oxide resource and flat-tabular morphology may be well suited for a potential open-pit operation, which will be Company’s priority development moving forward. Silver Elephant will announce the commissioning of a prefeasibility study shortly and provide an update on its environmental permitting efforts enabling an open-pit mining, oxide leach processing operation at Paca that can later transition to sulphide flotation processing.

PND 119, 120, 121 & 122 are exploration holes that tested IP anomalies located east and southeast from the Paca resource. All 4 holes encountered metal-bearing sulphide mineralization and the results confirm Paca hydrothermal mineralizing systems continue eastward beyond what was previously known. The Company is incorporating all available drill data, mapping, sampling, and geophysical data to better understand the geological and resource models to generate new drill targets.

Summaries of each hole and their target rationale are provided in the discussion below.

Paca East Discovery

PND119 was the first hole to test a large semi-circular IP anomaly approximately 160 meters southeast of the known Paca resource. The hole was planned to intercept the anomaly and also drill under a historic artisanal mining trench. The anomaly was targeted between 325-350 meters downhole. The hole encountered 2 meters of 31 g/t Ag, 1.14% Pb, 1.15% Zn, 112 g/t AgEq within a larger interval 39 meters of 5 g/t Ag, 0.40% Pb, 0.49%, 37 g/t Ag.

PND120 was designed to test a potential down-dip extension of the 39 meters of mineralization encountered in PND119 and to ascertain any potential increase in concentration of this mineralization. A 36-meter interval was intercepted from 39-75 meters of 12 g/t Ag, 0.21% Pb, 0.08%, 0.51% Zn, 33 g/t AgEq including 7 meters of 14 g/t Ag, 0.21% Pb and 0.94% Zn, 56 g/t AgEq and encountered sulphides from 184-187 meters at 28 g/t Ag, 2.18% Pb, 0.64% Zn, 126 g/t AgEq. Both these intercepts precede the expected down dip portion of PND119. An intercept in the target area at 280-284 meters returned 6 g/t Ag, 0.52% Pb, 0.60% Zn, 46 g/t AgEq.

PND121 was planned to test strong IP anomaly 280 meters south of the Paca resource and crosscut faulted structures indicated from surface mapping. A 2-meter interval of sulphide mineralization was encountered at 57-59 meters grading 1 g/t Ag, 1.25% Pb, 2.64% Zn, 147 g/t AgEq nested within a wider interval of 18 meters (50-68 meters) of 2 g/t Ag, 0.65% Pb, 0.81% Zn, 56 g/t AgEq. Another 4-meter interval shortly downhole of this interval from 75-79 meters grades 56 g/t Ag, 0.16% Pb, 0.12% Zn, 60 g/t AgEq.

PND122 was designed to test an IP anomaly 240 meters southeast of the Paca resource. Disseminated sulphides were encountered from 34-56 meters (22 meters) grading 1 g/t Ag, 0.56% Pb, 0.46% Zn, 38 g/t AgEq, and a silver-bearing interval from 66-69 meters (3 meters) grading 76 g/t Ag, 0.03% Pb, 0.09% Zn, 72 g/t AgEq. Lightly mineralized sulfide bearing sediments were encountered at a depth of about 200 meters redefining the shape of previously interpreted andesite dome and significantly extending the area of exploration interest.

Paca North Oxide Discovery

PND123 was drilled immediately outside of the resource limits to the north and encountered 27 meters of 159 g/t Ag, 0.28% Pb, 0.05% Zn, 154 g/t AgEq starting at 3.0 meters depth, including 1.5 meters of 565 g/t Ag, 0.30% Pb, 0.08% Zn, 518 g/t AgEq. A second 7.5-meter interval at 37.5-45.0 meters with 68 g/t Ag, 0.11% Pb, 0.07% Zn, 67 g/t AgEq was encountered.

PND124 was drilled 80 meters north of the resource and hit mineralization starting at surface encountering 28.5 meters of 22 g/t Ag, 0.42% Pb, 0.74% Zn, 63 g/t AgEq.

22

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

PND125 was drilled 25 meters east of the resource and also encountered mineralization starting at surface to 18.8 meters of 33 g/t Ag, 0.2% Pb, 0.52% Zn, 56 g/t AgEq including 5.0 meters of 80 g/t Ag, 0.40% Pb, 1.13% Zn, 130 g/t AgEq from 10.4-15.4 meters.

PND126 was collared just outside the resource drilling west into the resource and encountered mineralization from surface to 31.0 meters of 31 g/t Ag, 0.22% Pb, 0.09% Zn, 39 g/t AgEq, including 78 g/t Ag, 0.27% Pb, 0.08% Zn, 82 g/t AgEq.

2022 Outlook

The Company is planning

•	Complete a geological model incorporating collected metadata

•	Drill test high priority targets identified through modeling

•	Advance permitting for potential mining exploitation on the property

•	Complete a PFS to assess potential mining activity for the project

Triunfo Project, Bolivia

On July 13, 2020, the Company executed the Triunfo Agreement with the Triunfo Vendor. The Triunfo Agreement provides the Company with the Triunfo Rights (consisting of the Exploration Right and the Purchase Right) with respect to the Triunfo Project. The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project (expected to occur no later than March 2021) until July 13, 2025, or such further period as the parties may agree. To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement. Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on June 15 of each year (2021 – paid) to maintain the Triunfo Rights. The Company may elect to terminate the Triunfo Agreement at any time. If the Company exercises the Purchase Right, the Triunfo Vendor will maintain the Residual Interest. Upon exercise of the Purchase Right, the Company may make a lump sum payment to the Triunfo Vendor at any time to reduce some or all of the Residual Interest as follows:

•	the Residual Interest may be extinguished for US$300,000;

•	the Residual Interest may be reduced by 4% for US$250,000;

•	the Residual Interest may be reduced by 3% for US$200,000;

•	the Residual Interest may be reduced by 2% for US$150,000; or

•	the Residual Interest may be reduced by 1% for US$100,000.

The Triunfo Project area covers approximately 256 hectares located in the La Paz Department, which is located about 75 kilometers to the east of the city of La Paz, Bolivia. The Triunfo Project has access to power and water and is accessible by road year-round. The Triunfo Vendor maintains a positive relationship with the local community. Exploration was conducted in 2005 through 2007 by Solitario Resources, which made 3 drill holes, all of which intercepted mineralization. Only 20% of the Triunfo Project was explored by Solitario.

The mineralization is characterized by pyrite, arsenopyrite, galena, and sphalerite and carries gold, silver, and zinc and lead in various proportions. Mineralization outcrops at the surface and continues for at least 750 meters in three discrete blocks, known as A, B, and C. The mineralized blocks have widths varying from 20 meters to 150 meters and are locally displaced for several meters by north-east trending faults. In the past decade, some artisanal mining has been developed where gold mineralization has been identified. Those areas have been principally mined for gold.

23

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

The Triunfo Project contains polymetallic vein-style mineralization hosted in metasediments of the Silurian and Devonian periods. The metasediments were intruded by nearby plutonic batholiths which are likely related to the mineralizing event. This style of mineralization is well documented in Bolivia. Examples include Cerro Rico and Porco, located in and around Potosi. Several dozen chip samples were taken from the surface and tunnels at Triunfo in late-May 2020. The sampling returned significant results from both blocks.

The following table shows the assay results, equal to and over 1.0 g/t Au Equivalent which represent over 36% of the samples (37 / 103).

El Triunfo Chip Channel Results Returning 1g/t AuEq* or greater

ID	BLOCK	Type	WIDTH	Au	Ag	Pb	Zn	AuEq	AgEq
			(m)	(g/t)	(g/t)	(%)	(%)	(g/t)	(g/t)
46506	A	chip channel	3.9	2	113	3.46	0.12	8	814
46505	A	chip channel	2	4	29	1.34	0.06	8	806
46504	A	chip channel	2.1	1	69	2.52	1.82	6	547
46503	A	chip channel	2.2	1	64	1.93	0.13	5	465
46502	A	chip channel	3.8	1	55	2.34	1.08	4	415
46501	A	chip channel	2.3	0	75	2.61	1.29	4	406
46299	A	chip channel	2.8	2	25	0	0.02	4	385
46298	A	chip channel	2.3	1	35	1.42	1.76	4	366
46297	A	chip channel	2	2	40	0	0.01	4	358
46296	A	chip channel	2.4	1	96	0	0.01	3	304
46295	A	chip channel	2.1	2	6	0	0	3	293
46294	A	chip channel	3	0	46	2.88	0.14	3	289
46293	A	chip channel	1.3	1	15	0.34	0.03	3	284
46292	A	chip channel	2.6	1	75	0	0.04	3	270
46291	A	chip channel	2	0	42	1.88	0.45	3	265
46290	A	chip channel	2	0	47	1.76	0.1	3	251
46289	A	chip channel	1	1	31	0.54	0.02	2	238
46288	A	chip channel	1.7	0	20	0.53	2.23	2	218
46287	A	chip channel	1	1	30	0.35	0.11	2	210
46286	A	chip channel	3.4	1	14	0	0	2	209
46285	A	chip channel	3	1	5	0	0	2	207
46284	A	chip channel	2	0	25	1.02	0.37	2	206
46283	A	chip channel	2.2	1	6	0	0	2	178
46282	A	chip channel	1.3	1	2	0	0	2	175
46281	A	chip channel	1.5	0	42	0	0.01	2	168
46279	A	chip channel	2.4	1	14	0	0	2	164
46278	A	chip channel	2	0	17	0.59	0.41	2	151
46277	A	chip channel	2.1	1	26	0	0	2	149
46276	A	chip channel	2	0	16	0.54	0.23	1	126
46275	A	chip channel	2	0	6	0.25	0.23	1	126
46274	A	chip channel	4	1	2	0	0	1	118
46273	A	chip channel	2.3	1	4	0	0	1	114
46272	A	chip channel	2.9	1	4	0	0.01	1	109
46271	A	chip channel	2	0	11	0.3	0.36	1	102
46270	A	chip channel	2.4	0	9	0.02	0.02	1	97
46269	A	chip channel	2.5	0	23	0.25	0.46	1	95

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055). Silver equivalent calculation uses a silver price of $25.00/oz, a zinc price of $1.10/lb., a lead price of $0.80/lb. (all USD), and assumes a 100% metallurgical recovery. Silver equivalent values can be calculated using the following formula: AgEq = Ag g/t + (Zn % x 30.1644 ) + (Pb % x 21.9377).

24

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

Denser sets of veins and veinlets hosted by shales and quartzites appear to correlate with higher grades. The strike lengths of these mineralized trends have been recognized as continuing along several hundreds of meters at surface.

On November 25, 2020, the Company announced it has received the complete assay results from the Triunfo Project.

Borehole TR007 intercepted 48.9 meters of mineralization grading 0.42 g/t gold, 35.5 g/t silver, 1.17% zinc, and 0.83% lead (1.45 g/t AuEq) within 98.9 meters of mineralization grading 1.04 g/t AgEq starting 13.0 meters downhole.

Notable highlights include:

Hole ID	From	To	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq* (g/t)
TR006	40.0	76.0	36.0	0.49	15.46	0.54	0.44	0.97
including…	58.0	72.0	14.0	0.48	20.23	0.76	0.66	1.16
TR007	13.0	111.9	98.9	0.37	22.71	0.74	0.58	1.04
including…	63.0	111.9	48.9	0.42	35.49	1.17	0.83	1.45
TR008	6.8	84.0	77.3	0.31	17.65	0.57	0.53	0.85
including…	45.0	51.4	6.4	1.60	56.49	1.66	0.94	3.05

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD) and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055).

Mineralization is hosted in altered black shales exhibiting hydrothermal sheeted quartz-carbonate vein sets that are concentrated along the axes of regional anticlinal fold structures.

Assay results are detailed in the table below:

Hole ID	From	To	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq* (g/t)
TR004	14.0	15.0	1.0	0.24	18.85	0.21	0.65	0.70
	17.0	18.0	1.0	0.74	2.21	0.03	0.04	0.78
	71.0	74.0	3.0	1.11	5.01	0.00	0.00	1.16
TR005	61.0	62.0	1.0	0.59	8.00	0.00	0.01	0.67
	122.0	124.0	2.0	0.50	2.29	0.01	0.02	0.53
TR006	5.0	6.0	1.0	0.73	3.19	0.10	0.13	0.84
	20.0	21.0	1.0	0.15	11.10	0.35	0.29	0.48
	40.0	76.0	36.0	0.49	15.46	0.54	0.44	0.97
including…	58.0	72.0	14.0	0.48	20.23	0.76	0.66	1.16
TR006	94.5	101.5	7.0	0.56	23.21	0.82	0.56	1.26
	106.5	107.4	0.8	0.32	12.70	0.25	0.01	0.54
	120.0	121.0	1.0	0.07	15.90	0.50	0.67	0.62
	142.8	143.3	0.5	0.60	0.43	0.00	0.00	0.61
	190.0	191.3	1.3	0.72	89.58	2.07	0.16	2.42
TR007	13.0	111.9	98.9	0.37	22.71	0.74	0.58	1.04
including…	63.0	111.9	48.9	0.42	35.49	1.17	0.83	1.45
TR007	118.5	119.5	1.0	0.03	4.55	0.17	0.53	0.30
	121.5	122.5	1.0	0.30	3.69	0.07	0.46	0.50
	125.5	126.3	0.8	0.56	3.18	0.09	0.03	0.63
	179.0	181.0	2.0	1.05	1.38	0.01	0.01	1.07
	185.6	186.2	0.6	0.44	5.69	0.02	0.01	0.51
	196.0	197.0	1.0	0.74	1.46	0.00	0.00	0.76
TR008	6.8	84.0	77.3	0.31	17.65	0.57	0.53	0.85
including…	45.0	51.4	6.4	1.60	56.49	1.66	0.94	3.05
TR008	138.1	139.1	1.0	0.71	0.90	0.01	0.00	0.72
	149.0	151.0	2.0	0.10	22.73	0.78	0.03	0.61
	156.0	157.0	1.0	0.74	1.33	0.02	0.01	0.76
	183.0	183.6	0.6	1.65	2.62	0.02	0.01	1.69
	231.6	232.6	1.0	0.41	4.50	0.00	0.00	0.46
	247.5	250.0	2.5	1.64	35.99	0.00	0.00	2.01
	257.0	258.0	1.0	0.78	2.15	0.00	0.00	0.80

*See Notes on gold equivalent (AuEq) calculations and metals prices above.

25

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

Reported widths in all tables are intercepted core lengths and not true widths, as relationships with intercepted structures and contacts vary. Based on core-angle measurements, true widths range from 54% to 65% of reported core length. Reported results do not define a mineral resource and it is uncertain if further exploration will result in the delineation of mineral resource.

Silver Elephant has completed a 30 line-km IP survey at its El Triunfo project and has identified several IP anomalies. Of particular interest is an anomaly that extends 200m east of the artisanal workings where all prior exploration and drilling occurred. The east anomaly measures 50 to 75m wide, and 200m along strike and appears to be 100 to 200 meters from surface. This anomaly is open to the east as the Company ground crew compiles remaining data to determine its full dimensions. This east anomaly has never been drilled and exhibits the same IP signature as prior drilled areas beneath the artisanal workings to the west.

Significant prior drill results at El Triunfo west are tabulated below as reference (refer further to news release dated November 25, 2020):

Hole ID	From-To	Length	Au	Ag	Zn	Pb	AuEq
		(m)	(g/t)	(g/t)%		%	(g/t)
TR006	40.0-76.0	36	0.49	15.46	0.54	0.44	0.97
including…	58.0-72.0	14	0.48	20.23	0.76	0.66	1.16
TR007	13.0-111.9	98.9	0.37	22.71	0.74	0.58	1.04
including…	63.0-111.9	48.9	0.42	35.49	1.17	0.83	1.45
TR008	6.8-84.0	77.3	0.31	17.65	0.57	0.53	0.85
including…	45.0-51.4	6.4	1.6	56.49	1.66	0.94	3.05

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055). Based on core-angle measurements, true widths range from 54% to 65% of reported core length.

26

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

Significant assay results from a total of 74 surface samples, taken as part of the mapping program on this eastern extension, are tabulated below.

Sample No.	Type	Width (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	AuEq (g/t)
3495	CHIP	0.6	4.3	173.0	0.07	2.50	6.8
3494	CHIP	1.0	2.4	34.4	0.12	0.55	3.0
3477	CHIP	1.1	2.3	44.9	5.88	6.57	6.9
6558	CHIP	2.4	1.9	1.1	0.00	0.00	1.9
6572	CHIP	1.9	1.4	0.6	0.00	0.00	1.4
3488	CHIP	1.0	0.9	8.0	0.00	0.00	1.0
3500	CHIP	2.2	0.9	187.0	4.48	5.40	6.0
6503	CHIP	1.0	0.7	15.4	0.32	1.00	1.3
3499	CHIP	2.6	0.7	38.0	0.06	1.03	1.4
6582	CHIP	0.3	0.7	294.0	2.09	6.11	6.3
3475	CHIP	3.0	0.5	124.0	0.90	4.74	3.5
6517	CHIP	1.1	0.3	24.0	3.08	0.76	1.9

(*) Gold equivalent calculation uses a gold price of $1,795, a zinc price of $0.93, a lead price of $0.80, and a silver price of $18.30 (all USD), and assumes a 100% metallurgical recovery. Gold equivalent values can be calculated using the following formula: AuEq = Au g/t + (Ag g/t x 0.0102) + (Zn % x 0.3551) + (Pb % x 0.3055).

The IP anomaly correlate to the findings from the Company’s geological mapping program which demonstrates that both the sheeted vein system, and host rocks (Tertiary-aged black shales) to the polymetallic mineralization intercepted at prior El Triunfo drill holes, extend another 1.5km eastward.

So far, the identified mineralized strike on the project has expanded from 750m to 2.3km, the Company is working to prioritize drill targets based on all available information to commence October drilling.

27

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

On January 25, 2022, the Company announced that it has commenced a 1,500-meter drilling program at the Triunfo Project. The program will probe several prospective induced polarisation (“IP”) geophysical anomalies detected in late 2021 (“Triunfo East”). The IP anomalies are coincident with surface Au-Ag mineralization that was observed during a geological mapping field program in early 2021.

The drilling program is a follow-up to the Company’s maiden drill program in 2020 where three of the four wide-spaced diamond drill holes intercepted mineralization, starting from surface across a 750-meter mineralized trend (“Triunfo West”). Triunfo West is where artisanal mining and all prior drilling had occurred, including TR007, which encountered 98.9 meters of 1 g/t AuEq* (0.4g/t Au, 23 g/t Ag, 0.74% Zn, 0.58% Pb).

The Company’s 2022 Triunfo objectives are:

•	Test targets identified in the 2021 mapping program through drilling;

•	Determine continuity of mineralization over the extend strike length of the property;

•	Ascertain the potential of a resource on the property;

•	Complete NI43-101 technical report for the project.

6. SUMMARY OF QUARTERLY RESULTS

To date, COVID-19 has not significantly impacted the Company’s operations. Silver Elephant has implemented extensive preventative measures across its offices and operations in order to safeguard the health of its employees, while continuing to operate safely and responsibly maintain employment and economic activity.

The following table summarizes selected consolidated financial information prepared in accordance with IFRS for the eight most recently completed quarters:

	2022	2021	2021	2021
	Q1	Q4	Q3	Q2

Net gain/(loss)	22,521,833	(4,443,467)	(1,712,620)	(1,686,135)
Net gain/(loss) per share, basic and diluted	$1.15	$(0.19)	$(0.10)	$(0.10)
Comprehensive gain/(loss )	22,521,833	(4,443,467)	(1,712,620)	(1,686,135)
Comprehensive gain/(loss) per common share	$1.14	$(0.19)	$(0.10)	$(0.10)

	2021	2020	2020	2020
	Q1	Q4	Q3	Q2

Net gain/(loss)	1,012,508	(2,259,661)	(1,037,332)	(389,770)
Net gain/(loss) per common share	$0.10	$(0.10)	$(0.10)	$(0.10)
Comprehensive gain/(loss )	1,012,508	(2,259,661)	(1,037,332)	(389,770)
Comprehensive gain/(loss)per common share	$0.10	$(0.10)	$(0.10)	$(0.10)

The fluctuation on quarterly net gain/(loss) was primarily due to a valuation of marketable securities, common Share-based compensation expenses recognized as stock options granted to directors and officers, impairment losses recognized on resource properties and debt settlements. For the quarter ended March 31, 2022, a net income was recorded largely due to a recognition of a gain on transfer of spin-out assets related to the Arrangement.

7. DISCUSSION OF OPERATIONS

Although we have adjusted some of our operating procedures, to date our operations have not been significantly impacted by Covid-19.

The reader is encouraged to refer to Note 6 of the Company’s Annual Financial Statements for the year ended December 31, 2021 for the Company’s IFRS accounting policies. For discussion on each project, the reader is encouraged to refer to the “Property Summary” section of this MD&A.

28

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

On January 14, 2022, the Company competed the spin-out of its wholly owned Nevada Vanadium, Flying Nickel and Battery Metals subsidiaries.

Results of operations for the three months ended March 31, 2022 and 2021

Operating Expenses	Three Months Ended March 31,
	2022	2021
Advertising and promotion	$48,784	$208,935
Consulting and management fees	83,360	52,500
General and administrative expenses	283,213	269,316
Professional fees	153,101	109,620
Share-based payments	251,075	91,370
Travel and accommodation	5,197	4,500
	$824,730	$736,241

Overall, the Company recorded an operating loss of $824,730 for the three months ended March 31, 2022, compared to an operating loss of $736,241 for the three months ended March 31, 2021.

Of note are the following items:

•	advertising and promotion expenses decreased by $160,151 from $208,935 in the three months ended March 31, 2021, to $48,784 in the three months ended March 31, 2022, due to a decrease in promotional services incurred during the current period;

•	consulting and management fees increased by $30,860 from $52,500 in the three months ended March 31, 2021 to $83,360 in the three months ended March 31, 2022, due to increased consulting services related to the Pulacayo project;

•	general and administrative fees consisted of general office expenses and administrative services related to maintaining the Company’s exchange listings and complying with securities regulations, insurance, and salaries and directors’ fees. General and administrative expenses in the three months ended March 31, 2022 increased by $13,897 compared to the three months ended March 31, 2021. The increase was due to incurred expenses related to the Arrangement;

•	professional fees increased by $43,481, from $109,620 in the three months ended March 31, 2021, to $153,101 in the three months ended March 31, 2022, due to an increase in legal fees related to the Arrangement;

•	share-based payments increased in the three months ended March 31, 2022, by $159,705 compared to the three months ended March 31, 2021. The increase was related to the increase in the number of options earned during the three months ended March 31, 2022, compared to the three months ended March 31, 2021; and

•	travel and accommodation expenses incurred during three months ended March 31, 2022 were close to expenses incurred during three months ended March 31, 2021.

29

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

For the three months ended March 31, 2022, the Company’s “Other Items” amounted to a gain of $23,346,563 compared to a gain of $1,748,749 in the three months ended March 31, 2021.

Other Items	Three Months Ended March 31,
	2022	2021
Costs in excess of recovered coal	$84,486	$92,543
Foreign exchange gain	(61,777)	(241,292)
Share of loss from equity accounted investments	692,749	-
Fair value loss/(gain) on marketable securities	118,367	(1,600,000)
Loss on sale of marketable securities	29,757	-
Gain on transfer of spin-out assets	(24,210,145)	-
	$(23,346,563)	$(1,748,749)

The increase in gain of Other Items was mainly due to fact that during the three months ended March 31, 2022, the Company recorded a gain on transfer of spin-out assets of $24,210,145. The recorded gain is a non-cash item that reflects the value of the Flying Nickel, Nevada Vanadium and Battery Metals shares received by the Company in exchange for the spinout of its Gibellini and Minago projects as well as spinout of certain royalties (see Note 4).

8. LIQUIDITY AND CAPITAL RESOURCES

Working Capital

The Company utilizes existing cash received from prior issuances of equity instruments to provide liquidity to the Company and finance exploration projects.

As of March 31, 2022, the Company had a cash flow of $854,649, representing an increase by $275,141 from $579,508 as at December 31, 2021. The Company’s working capital as of March 31, 2022, was $ 2,1 million compared to working capital deficit of $1.7 million at December 31, 2021.

On November 15, 2021, the Company closed its non-brokered private placement (the “November 2021 Placement”) offering of 1,700,000 Shares at a price per Common Share of $ 2.20 for aggregate gross proceeds of $3,740,000. The November 2021 Placement proceeds are expected to be used for the Company’s mineral project development and for general working capital purposes.

	Originally proposed	Actual use of proceeds
Description of expenditure	use of proceeds	March 31, 2022
Net proceeds from the November 2021 Placement	$3,740,000	$3,655,508
Mineral property exploration	$2,618,000	$2,646,650
Working capital and general corporate purposes
including the Arrangement	$1,122,000	$1,093,350
Total	$3,740,000	$3,740,000

As of March 31, 2022, the net proceeds from the November 2021 Placement were fully applied.

The Company entered into agreements with certain Holders pursuant to which the Company can sell some or all the Reserved Shares currently held by the Company on behalf of the Holders in order to obtain working capital. As at January 14, 2022, the Company had a total of 11,644,256 Reserved Shares. During the three months ended March 31, 2022, the Company sold 1,835,000 Reserved Shares for total proceeds of $1,254,743. Consequent to the period end, the Company sold 922,000 Reserved Shares for total proceeds of $416,543.

The Company’s cash flow highlights for the three months ended March 31, 2022, are presented in the table below.

30

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

Cash Flow Highlights

	Three Months Ended March 31,
	2022	2021
Cashflows From Operating Activities	$131,695	$(93,483)
Cashflows From Investing Activities	(1,137,297)	(11,678,995)
Cashflows From Financing Activities	1,280,743	4,884,963
Net decrease in cash	275,141	(6,887,516)
Cash - beginning of period	579,508	7,608,149
Cash - end of period	$854,649	$720,633

Operating activities: During the three months ended March 31, 2022, cash provided in operating activities was $131,695 compared to cash used of $93,483 during the three months ended March 31, 2021.

Investing activities: During the three months ended March 31, 2022, the Company used $1,137,297 for investing activities (three months ended March 31, 2021 - $11,678,995). During the three months ended March 31, 2022, the Company spent $1,137,297 for the Pulacayo exploration activities. During the three months ended March 31, 2021, the Company spent $10,678,995 on the Minago Project acquisition and Pulacayo and Gibellini projects exploration activities and $1,000,000 for the purchase of marketable securities.

Financing activities: During the three months ended March 31, 2022, a total of $1,280,743 was generated by financing activities (three months ended March 31, 2021 – 4,884,963) including proceeds from sale of the Reserved Shares of 1,254,743 (three months ended March 31, 2021 - $Nil), net proceeds from the private placements of $Nil (three months ended March 31, 2021 - $3,676,125), $Nil from the exercise of stock options (three months ended March 31, 2021 - $28,825), and $26,000 from the exercise of warrants (three months ended March 31, 2021 – 1,189,401). Also, the Company spent $Nil (three months ended March 31, 2021 - $9,388) for corporate office lease payments.

Capital Resources

As an exploration company, the Company has no regular cash in-flow from operations, and the level of operations is principally a function of availability of capital resources. The Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects. See the disclosure under the heading “Key Information - Risk Factors” in the 2020 Annual Report. To date, the principal sources of funding have been equity and debt financing. Many factors influence the Company’s ability to raise funds, and there is no assurance that the Company will be successful in obtaining adequate financing with favourable terms, or at all, for these or other purposes including general working capital purposes.

For the foreseeable future, as existing properties are explored, evaluated and developed, the Company will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

The Company expects to continue requiring cash for operations and exploration and evaluation activities as expenditures are incurred while no revenues are generated. Therefore, its continuance as a going concern is dependent upon its ability to obtain adequate financing to fund future operations based on annual budgets approved by the Company’s board of directors, consistent with established internal control guidelines, and programs recommended in the Pulacayo Technical Report. The Company has managed its working capital by controlling its spending on its properties and operations. Due to the ongoing planned advancement of Pulacayo Project milestones, the Company will continue to incur costs associated with exploration, evaluation and development activities, while no revenues are being generated. In response to the COVID-19 pandemic, exploration in Bolivia may be impacted by government restrictions on the Company’s operations. Potential stoppages on exploration activities could result in additional costs, project delays, cost overruns, and operational restart costs. The total amount of funds that the Company needs to carry out its proposed operations may increase from these and other consequences of the COVID-19 pandemic. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under “Risk Factors”.

The condensed interim consolidated financial statements for the three months ended March 31, 2022, have been prepared under the assumption that the Company is a going concern, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business.

31

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

Contractual Commitments

The Company’s commitments related to mineral properties are disclosed in Note 15 to the Annual Financial Statements and Note 8 to the condensed interim consolidated financial statements for the three months ended March 31, 2022. The Company has no commitments for capital expenditures.

Capital Risk Management

The Company considers its capital structure to consist of Common Shares, stock options and Common Share purchase warrants. The Company manages its capital structure and makes adjustments, based on the funds available to the Company, in order to support the exploration and development of its projects and to pursue and support growth opportunities. The Board does not establish quantitative returns on capital criteria for management. The Company is not subject to externally imposed capital requirements. There has been no change in the Company’s approach to capital management during the three months ended March 31, 2022.

Management is aware that market conditions, driven primarily by vanadium, silver, other metal and coal prices, may limit the Company’s ability to raise additional funds. These factors, and others, are considered when shaping the Company’s capital management strategy.

9. COMMITMENTS AND CONTINGENCIES

The Company accrues for liabilities when it is probable, and the amount can be reasonably estimated.

As a result of the Arrangement, each of the Company option and warrant holder (the “Holder”) is entitled to receive, upon exercise of January 14, 2022, Options and Warrants at the same original exercise price and in accordance with the terms of such warrant and option, one share of each of Flying Nickel and Nevada Vanadium; two shares of the Battery Metals (collectively, the “Reserved Shares”); and one share of ELEF

As of January 14, 2022, the Company had a total of 11,644,256 (Flying Nickel – 2,911,064, Nevada Vanadium – 2,911,064, and Battery Metals - 5,822,128) Reserved Shares. The Company entered into agreements with certain Holders pursuant to which the Company can sell some or all the Reserved Shares currently held by the Company on behalf of the Holders in order to obtain working capital. Any Reserved Shared held in-trust, but not delivered, due to the expiry of unexercised January 14, 2022, Options and Warrants shall be returned to the Company, of which none have been returned to date. As of March 31, 2022, Management is unable to assess the likely results and potential liabilities related to the Reserved Shares.

10. RELATED PARTY DISCLOSURES

The Company had related party transactions with the following companies, related by way of directors and key management personnel:

•	Linx Partners Ltd., a private company controlled by John Lee, Director, Chief Executive Officer and Executive Chairman of the Company, provides management and consulting services to the Company.

•	MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, a director of the Company, provides consulting services to the Company.

•	Sophir Asia Ltd., a private company controlled by Masa Igata, a director of the Company, provides consulting services to the Company.

32

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

A summary of amounts paid or accrued to related parties is as follows:

	Three Month Ended March 31,
Related parties	2022	2021
Directors and officers	$197,891	$236,573
Linx Partners Ltd.	202,523	105,000
MaKevCo Consulting Inc.	11,876	7,100
Sophir Asia Ltd.	11,476	5,900
	$423,766	$354,573

A summary of the transactions by nature among the related parties is as follows:

	Three Month Ended March 31,
Related parties	2022	2021
Consulting and management fees	$275,086	$52,500
Directors' fees	34,828	24,300
Mineral properties	35,229	181,023
Salaries	78,624	96,750
	423,766	$354,573

As of March 31, 2022, amounts due to related parties were $85,475 (December 31, 2021 - $68,888) represent $15,475 payable to the Company directors and $70,000 payable to Linx Partners Ltd. and included in accounts payable and accrued liabilities.

The Company has entered into Services Agreement with Flying Nickel, Nevada Vanadium and Battery Metals, pursuant to which companies will provide each other with general, technical and administrative services, as reasonably requested. As of March 31, 2022 amount payable to Flying Nickel was $465,281, amount payable to Nevada Vanadium was $906,003 and included in accounts payable and accrued liabilities.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company. The amounts due to related parties is summarized below:

	Three Month Ended March 31,
Key Management Personnel	2022	2021
Salaries and short term benefits	$98,348	$110,485
Directors' fees	34,828	24,300
Share-based payments	148,316	138,392
	$281,493	$273,176

11. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The Company followed the same accounting policies and methods of computation as it used in the Annual Financial Statements for the three months ended March 31, 2022. The significant accounting policies applied, and recent accounting pronouncements are described in Notes 4 and 6 to the Annual Financial Statements.

In preparing the condensed consolidated interim financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates include the rates of amortization for property and equipment, the useful life and recoverability of long-lived assets, the recoverability of accounts receivable, determination of environmental obligation provision for closure and reclamation, accounts payable and accrued liabilities, the assumptions used in the determination of the fair value of financial instruments and share-based payments, and the determination of the recoverability of deferred income tax assets bases its estimates and assumptions on current and various other factors that it believes to be reasonable under the circumstances. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows.

33

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

Significant Accounting Judgments and Estimates

The Company bases its estimates and assumptions on current and various other factors that it believes to be reasonable under the circumstances. Management believes the estimates are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows. The areas which require management to make significant judgements, estimates and assumptions in determining carrying values include, but are not limited to:

The significant judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimation uncertainties (Note 5 to the Annual Financial Statements), that have the most significant effect on the amounts recognized in the Annual Financial Statements include, but are not limited to:

(a)	Functional currency determination

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment. Management has determined the functional currency of all entities to be the Canadian dollar.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation, and development costs

Management has determined that exploratory drilling, evaluation, development, and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping, prefeasibility and feasibility studies, assessable facilities, existing permits and life of mine plans.

Management has determined that during the three months ended March 31, 2022, none of the Company’s silver and vanadium projects have reached technical feasibility and commercial viability and therefore remain within Mineral Properties on the Statement of Financial Position.

(c)	Impairment (recovery) assessment of deferred exploration interests

The Company considers both external and internal sources of information in assessing whether there are any indications that mineral property interests are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mineral property interest. Internal sources of information the Company considers include the manner in which mineral properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

(d)	Deferred tax liability

Judgement is required to determine which types of arrangements are considered to be a tax on income in contrast to an operating cost. Judgement is also required in determining whether deferred tax liabilities are recognised in the statement of financial position. Deferred tax liabilities, including those arising from un-utilised tax gains, require management to assess the likelihood that the Company will generate sufficient taxable losses in future periods, in order to offset recognised deferred tax liabilities. Assumptions about the generation of future taxable losses depend on management’s estimates of future cash flows. These estimates of future taxable losses are based on forecast cash flows from operations (which are impacted by production and sales volumes, commodity prices, reserves, operating costs, closure and rehabilitation costs, capital expenditure, and other capital management transactions) and judgement about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable losses differ significantly from estimates, the ability of the Company to offset the net deferred tax liabilities recorded at the reporting date could be impacted.

34

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

(e)	Mineral reserves

The recoverability of the carrying value of the mineral properties is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(f)	Depreciation

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(g)	Impairment

The carrying value of long-lived assets are reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired, and an impairment loss is recognized in the consolidated statement of operations. The assessment of fair values, including those of the cash generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets) (“

CGUs

”) for purposes of testing goodwill, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of goodwill or other assets could impact the impairment analysis.

(h)	Allowance for doubtful accounts, and the recoverability of receivables and prepaid expense amounts

Significant estimates are involved in the determination of recoverability of receivables and no assurance can be given that actual proceeds will not differ significantly from current estimations. Similarly, significant estimates are involved in the determination of the recoverability of services and/or goods related to the prepaid expense amounts, and actual results could differ significantly from current estimations.

(i)	Provision for closure and reclamation

The Company assesses its mineral properties’ rehabilitation provision at each reporting date or when new material information becomes available. Exploration, development and mining activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation obligations requires management to make estimates of the future costs that the Company will incur to complete the reclamation work required to comply with existing laws and regulations at each location. Actual costs incurred may differ from those amounts estimated.

Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

(j)	Share-based payments

Management uses valuation techniques in measuring the fair value of share purchase options granted. The fair value is determined using the Black Scholes option pricing model which requires management to make certain estimates, judgement, and assumptions in relation to the expected life of the share purchase options and Common Share purchase warrants, expected volatility, expected risk-free rate, and expected forfeiture rate. Changes to these assumptions could have a material impact on the Annual Financial Statements.

35

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

(k)	Contingencies

The assessment of contingencies involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company and that may result in regulatory or government actions that may negatively impact the Company’s business or operations, the Company and its legal counsel evaluate the perceived merits of the legal proceeding or unasserted claim or action as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or when assessing the impact on the carrying value of the Company’s assets. Contingent assets are not recognized in the Annual Financial Statements.

(l)	Fair value measurement

The Company measures financial instruments at fair value at each reporting date. The fair values of financial instruments measured at amortized cost are disclosed in Note 21 to the Annual Financial Statements. Also, from time to time, the fair values of non-financial assets and liabilities are required to be determined, for example when the entity acquires a business, completes an asset acquisition or where an entity measures the recoverable amount of an asset or cash-generating unit at fair value less costs of disposal. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs. Changes in estimates and assumptions about these inputs could affect the reported fair value.

(m)	Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All intercompany transactions and balances have been eliminated.

COVID-19

An emerging risk is a risk not well understood at the current time and for which the impacts on strategy and financial results are difficult to assess or are in the process of being assessed. Since December 31, 2019, the outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

36

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

COVID-19 may impact Company operations, and consequently, the nature and amounts and disclosures in the financial statements. Some of the specific areas impacted by COVID-19 include, but are not limited to:

•	Going concern assessments;

•	Evaluation of subsequent events;

•	Impairment and recovery of mineral assets;

•	Fair value measurements;

•	Lease modifications;

•	Employee termination benefits; and

•	Financial statement and Management Discussion & Analysis disclosures.

As at the date of this MD&A the COVID-19 pandemic has not affected the Company’s critical accounting policies.

12. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Board, through its Audit Committee, is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, and credit risk in accordance with its risk management framework. The Company’s board of directors’ reviews the Company’s policies on an annual basis or when deemed to be reviewed.

Financial Instruments

A description of financial instruments is included in Note 23 to the Annual Financial Statements and Note 13 to the Company’s unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022.

Related Risks

(a)	Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at March 31, 2022, the Company had a cash balance of $854,649 (December 31, 2021 – $579,508). As at March 31, 2022 the Company had accounts payable and accrued liabilities of $3,079,311 (December 31, 2021 - $2,502,139), which have contractual maturities of 90 days or less.

(b)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and restricted cash equivalents and receivables, net of allowances. Management believes that the credit risk concentration with respect to these financial instruments is remote as the balances primarily consist of amounts on deposit with a major financial institution and amounts receivable from the Government of Canada. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk, foreign currency risk, and commodity and equity price risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2022.

37

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

(e)	Foreign currency risk

The Company has exploration and development projects in the United States, Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in United States dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at March 31, 2022, with other variables unchanged, a 10% (December 31, 2021 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $162,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $86,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $78,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(f)	Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earning due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

13. RISKS AND UNCERTAINTIES

The Company’s business is the exploration, evaluation and development of mining properties. Thus, the Company’s operations are speculative due to the high-risk nature of its business. The following list details existing and future material risks to the Company. The risks listed below are not arranged in any particular order and are not exhaustive. Additional risks and uncertainties not currently known to the Company, or those that it currently deems to be immaterial, may become material and adversely affect the Company. The realization of any of these risks may materially and adversely impact the Company’s business, financial condition or results of operations and/or the market price of the Company’s securities. Each of these risk factors is discussed in more detail under the heading “Key Information - Risk Factors” in the 2020 Annual Report, which is available under the Company’s SEDAR profile at www.sedar.com.

•	The COVID-19 global pandemic and the risk of other similar outbreaks and pandemics;
•	The Company’s history of net losses;
•	Capital costs, operating costs, production, and economic returns;
•	Exploration and development risks;
•	The Company has no history of profitable mineral production;
•	The risks inherent to the estimation of mineral reserves and mineral resources;
•	Environmental risks;
•	Foreign operations risks;
•	The reform of the mining laws, including the General Mining Act of 1872 in the U.S;
•	Government approvals and permits;

38

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

•	Risks associated with the Company’s property and mining interests;
•	Risks associated with the Company’s mineral claims, mining leases, licenses and permits;
•	Title risks;
•	Risks associated with claims from First Nations and other Aboriginal or community groups;
•	Risks associated with competition;
•	Inherent risks;
•	The Company’s reliance on key personnel;
•	The volatility of mineral prices,
•	Currency fluctuations;
•	Global, national and local financial conditions;
•	Risks associated with third-party contractors;
•	Anti-bribery legislation;
•	Uninsured risks;
•	The Company has no history of making dividend payments;
•	Related party transactions;
•	Litigation and regulatory proceedings;
•	Cyber security risks;
•	Risks associated with being a foreign private issuer;
•	Risks associated with non-Canadian investors;
•	Risks associated with the Company’s operations in emerging markets; and
•	Emerging risks, as described below.

An emerging risk is a risk not well understood at the current time and for which the impacts on strategy and financial results are difficult to assess or are in the process of being assessed. Since December 31, 2019, the COVID-19 global pandemic, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

14. DISCLOSURE CONTROLS AND PROCEDURES

Design of Internal Controls over Financial Reporting

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company’s disclosure committee is comprised of the Chief Executive Officer and senior members of management. The disclosure committee’s responsibilities include determining whether information is material and ensuring the timely disclosure of material information in accordance with securities laws. The board of directors is responsible for reviewing the Company’s disclosure policy, procedures and controls to ensure that it addresses the Company’s principal business risks, and changes in operations or structure, and facilitates compliance with applicable legislative and regulatory reporting requirements.

The Company’s Chief Executive Officer and Chief Financial Officer, after participating with the Company’s management in evaluating the effectiveness of the Company’s disclosure controls and procedures, have concluded that the Company’s disclosure controls and procedures were effective during the three months ended March 31, 2022.

39

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

Design of Internal Controls over Financial Reporting

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions, acquisition and disposition of assets and liabilities;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets, and incurrence of liabilities, that could have a material effect on the financial statements.

The Company’s management, with the participation of the Chief Executive Officer and Executive Chairman and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting using the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective during the three months ended March 31, 2022.

15. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended March 31, 2022, the Company’s employees began working remotely due to the COVID-19 pandemic. This has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite this, there were no changes to the Company’s internal control over financial reporting during the three months ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

16. PROPOSED TRANSACTIONS

Other than the Arrangement and the transactions proposed to be completed prior thereto, as at the date of this MD&A, the Company has no proposed asset or business acquisitions or dispositions.

40

SILVER ELEPHANT MINING CORP.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2022

(Expressed in Canadian dollars, except where indicated)

17. DISCLOSURE OF OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company had a total of:

•	24,321,994 Common Shares outstanding with recorded value of $184,979,302;

•	1,463,250 stock options outstanding with a weighted average exercise price of $3.11. Each option is exercisable to purchase one Common Share at prices ranging from $2 to $5 per Common Share and expire between June 2022 and September 2026; and

•	1,347,564 Common Share purchase warrants outstanding with a weighted average exercise price of $2.37. Each Common Share purchase warrant is exercisable to purchase one Common Share at prices ranging from $1.60 to $4.76 and expire between June 2022 and May 2023.

18. OFF-BALANCE SHEET ARRANGEMENTS

During the three months ended March 31, 2022, the Company was not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

41